MAURICE J. BATES, L.L.C.
                                 ATTORNEY AT LAW
                           8214 WESTCHESTER SUITE, 500
                               DALLAS, TEXAS 75225

                            Telephone (214) 692-3566
                               Fax (214) 987-2091

                                September 22, 1998


Richard K. Wulff, Chief,
Office of Small Business Policy
Securities and Exchange Commission
450 5th Street N. W.
Washington, DC. 20549

         Re: Westower Corporation
         File No. 333-32963
         424 (b)

Dear Mr. Wulff:

     We transmit herewith the final prospectus of Westower Corporation as required by Section 424(b) of the Securities Act.



                                                     Very truly yours,

                                                     /s/ Maurice J. Bates

                                                     Maurice J. Bates

PROSPECTUS



                              Westower Corporation

                        1,380,000 Shares of Common Stock


         This Prospectus relates to 1,380,000 shares of Common Stock (the "Warrant Shares") underlying 1,380,000 Redeemable Common Stock Purchase Warrants (the "Warrants") issued by the Company in a public offering of 1,380,000 Units, each Unit consisting of one share of Common Stock and one Warrant, in October 1997 (the "Public Offering"). The Company intends to call the Warrants for redemption on the effective date of this Prospectus pursuant to the terms of the Warrant Agreement with American Stock Transfer & Trust Company (the "Warrant Agent"). Warrant holders will have until the close of business on October 30, 1998 to exercise their Warrants. Under the terms of the Warrant Agreement covering the Warrants, after the Redemption Date, the Warrants shall cease to be exercisable and thereafter represent only the right to receive the redemption price of $.05 per share. See "Description of Securities."
         This Prospectus also relates to 479,536 shares of Common Stock issued to 37 Warrant holders who exercised their Warrants prior to the receipt of a current Prospectus under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to this Prospectus, the Company is offering such Warrant holders the opportunity to rescind the exercise of their Warrants. See "Rescission Offer."
         The Common Stock and the Warrants are listed on the American Stock Exchange under the trading symbols, WTW and WTW.WS, respectively. The last sale prices of the Common Stock and the Warrants on the American Stock Exchange were $23.75 per share of Common Stock and $14.75 per Warrant on September 4, 1998. See "Price Range of Common Stock and Warrants."

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 6 HEREOF CONCERNING THE COMPANY AND THIS OFFERING.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                The date of this Prospectus is September 21, 1998

                              AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange act of 1934 (the "Exchange Act") and in accordance therewith, file reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission). Such reports, statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W. , Washington,
D. C.  20549,  and at the  Commission's  regional  offices  located  at 500 West
Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, new York, New York 10007; copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street,
N. W. , Washington, D. C. , 20049, at prescribed rates. This Prospectus omits certain information contained in the Registration Statement which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act") and to which reference is hereby made for further information with respect to the Company and the securities offered hereby.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2, (including any amendments thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and the schedules thereto filed with the Commission may be inspected, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.se_Hlt386015968c_Hlt386015968.gov.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including notes thereto) appearing elsewhere in this Prospectus. The Securities offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under "Risk Factors."

                                   The Company

         Westower Corporation ("Westower" or the "Company") designs, builds and maintains wireless communications transmitting and receiving facilities for providers of wireless communication services, including U. S. Cellular, Western Wireless, Cantel, AT&T, Sprint PCS and Microcell. These facilities are presently constructed for use with microwave, cellular telephone, pager, and specialized mobile radio technologies. Although bids for the installation or modification of communications facilities are normally requested on a fixed price basis, the Company will, if requested, provide such services on a time and materials basis. A contract for the installation of cellular transmitting and receiving facilities may require the Company to develop the location, including roads and grading, to install the tower antennas and lines, assemble electronic components and test the installation's equipment. In such instances, the Company subcontracts road or concrete work required under the contract, performing the balance of the work with its own employees. The service provider supplies most of the material used in the installation process, and the Company's major cost is the cost of its employees and subcontracted labor. Demand for the Company's services often exceeds its ability to supply those services, and in such situations the Company subcontracts with smaller enterprises to provide work normally performed by the Company. Subcontracting permits the Company to evaluate the subcontractor's quality and review the subcontractor as a potential candidate for acquisition.

         The Company commenced business in 1990 as Westower Communications Ltd. and emphasized design, construction, maintenance and modification of microwave and cellular towers for telephone, broadcast and utility companies. The Company continues these activities, but with the advent of cellular telephones and personal communication systems ("PCS"), now designs and installs rooftop and other transmission and receiving facilities. A portion of the Company's revenues is still derived from installation of microwave facilities and the installation of related electronic equipment. However, the rapid growth of the use of cellular telephones has resulted in the installation of cellular transmitting and receiving facilities being an increasingly significant component of revenues. The Company also owns communication towers which are leased to a telephone company.

         Since the Public Offering, the Company has acquired nine compatible businesses, five of which operate in the Provinces of Alberta, Ontario and Quebec Canada. As a result of these acquisitions, the Company expanded its presence in Alberta, has fabrication capability and owns several additional communications towers, space on which is leased to a telephone company and other users. The Company also acquired MJA Communications Corp. ("MJA") in May 1998 which operates in the Southeastern United States. MJA designs, engineers and constructs communications towers. Effective August 31, 1998, the Company acquired Standby Services, Inc. ("Standby"), which operates in Texas and contiguous states and Cord Communications, Inc. ("Cord"), which operates in the Southwestern United States. The Company intends to expand its ownership and leasing of communications towers.
See" Business-Recent Acquisitions."

         The Company's strategy will be to capitalize on the demand for wireless infrastructure building and implementation services by continuing to expand its workforce and geographic presence in the marketplace. To accomplish these objectives, the Company intends to (i) continue its geographic expansion by opening new regional offices when demand for the Company's services or acquisition opportunities make such expansion feasible, (ii) continue to enhance its indigenous new employee hiring, training and retention programs as a method for attracting, training and retaining new, highly skilled workers, and (iii) continue to seek to acquire other companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses that have good reputations for quality service and highly skilled workers. The Company is also attempting to increase the number of towers it leases to third parties by purchasing existing towers and by building new towers.

         The Company's principal operations are in Washington, Oregon, Idaho, Florida, Texas, California, British Columbia, Alberta, Ontario, Quebec and Canada's Northern Territories. The Company's headquarters are located at 7001 NE 40 Avenue, Vancouver, Washington 98661. The telephone number at that location is
(360) 750-9355, and its fax number is (360) 750-9354.


                                  The Offering


Securities offered hereby...................     1,380,000 Warrant Shares

Common Stock to be outstanding
  after the Offering........................     7,801,823 shares (1)(2)(3)


Use of Proceeds.............................     Acquisitions,   working   capital  and  other  general   corporate
                                                 purposes.  See "Use of Proceeds."

Risk Factors................................     The Securities  offered hereby are  speculative and involve a high degree  of risk and  should  not be  purchased  by  investors  who cannot  afford  the loss of their  entire  investment.  See  "Risk
                                                 Factors."

American Stock Exchange Symbols
    Common Stock............................     "WTW"
    Warrants................................     "WTW.WS"

---------------------

(1) Does not include 589,000 shares of Common Stock granted under the Company's 1997 Stock Option Plan (the "Stock Option Plan") and non-qualified options granted outside the Stock Option Plan, 148,000 of which are immediately exercisable. See "Management - Stock Option Plan."
(2) Does not include an aggregate of up to 240,000 shares issuable upon exercise of Warrants granted to the Underwriters in the Company's Public Offering or 639,281 shares of Common Stock underlying $15,000,000 of Subordinated Debt.
(3) Under the terms of the purchase agreement with Cord, the Company may issue an additional 347,826 shares of Common Stock to the shareholders of Cord in November 1999 if Cord meets certain earn-out provisions specified in the agreement. See "Business- Recent Acquisitions."

                                Rescission Offer
         On April 27, 1998, the Company notified the Warrant holders that it was calling the Warrants for redemption pursuant to the terms of the Warrant Agreement and that the Warrant holders would have until May 27, 1998 to exercise their Warrants or submit them for the redemption price of $.05 per Warrant. Pursuant to such notice and other exercises, Warrant holders tendered $4,315,824 for the purchase of 479,536 Warrant Shares, of which 365,982 shares have been issued. The Company subsequently determined that shares could be issued upon exercise of the Warrants only pursuant to a current Prospectus under the Securities Act and on May 25, 1998 notified the Warrant holders that no more Warrants would be accepted for exercise and no additional shares would be issued. The funds received upon exercise of the Warrants are held in a separate account and are available for payment to any Warrant holder who accepts the Company's offer hereunder to rescind his purchase and receive a refund of the purchase price paid for the Common Stock upon exercise of his Warrants. The Company is providing a copy of this Prospectus to all Warrant holders, including Warrant holders who did not exercise their Warrants. A Warrant holder who wishes to exercise his right of rescission should submit the Acceptance of Rescission Offer included with this Prospectus on or before October 30, 1998 and return an executed copy to the Warrant Agent, American Stock Transfer & Trust Company, 40 Broad Street, New York, New York, 10004. The Rescission Offer will remain open during the exercise period of the Warrants, ending on October 30, 1998.

                         Selected Financial Information

         The following selected financial data has been derived from the audited balance sheet of the Company as of February 28, 1998, and audited income statements for the two years ended February 28, 1998 and February 28, 1997 and unaudited financial statements for the three months ended May 31, 1998 and 1997. This selected financial data should be read in conjunction with the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Financial Statements."

                                         Year Ended February 28  ,        Three Months Ended May 31,
                                         1998              1997           1998 (1)           1997 (1)


Operating Data:
Construction revenues                 $37,112,000      $41,580,000       $11,166,000       $8,948,000
Costs of construction                 27,474,000        31,193,000         8,599,000        6,654,000
General and administrative (2)         5,028,000         5,956,000         1,299,000        1,361,000
                                       ---------         ---------        ----------        ---------
Earnings before income tax             4,610,000         4,438,000        1,268,000           933,000
    Income tax                          1,633,000          636,000           444,000          349,000
                                        ---------          -------           -------          -------
   Net income                           2,977,000        3,976,000          824,000           584,000
                                        ---------        ---------          -------           -------
   Pro forma income tax                  179,000890,000    -                    -
                                         --------------
Pro forma net income                    2,798,000        2,906,000          824,000           584,000
Pro forma basic earnings per share         $0.59             $0.69              0.15             0.14
Pro forma diluted earnings per share       $0.55             $0.69              0.13             0.14


                                               May 31,                              May 31, 1998
                                               1998                                As Adjusted (3)
                                        ------------------                        ----------------

Balance Sheet Data:                           (unaudited)
Working capital                             $ 24,465,000                             $33,591,000
Current assets                                34,380,000                              43,506,000
Current liabilities                            9,915,000                               9,915,000
Total assets                                  41,541,000                              50,667,000
Total liabilities                             25,150,000                              25,150,000
Common Stock subject to rescission             4,316,000                                       -
Shareholders equity                           12,075,000                              25,517,000
Shares outstanding                             5,658,836 (4)                           6,672,854 (4)
-------



(1) Financial information as of May 31, 1998 and 1997 includes the results for MJA Communications Corp., an acquisition using the pooling-of-interests method. See "Business-Recent Acquisitions."
(2) Included in general and administrative expenses are management bonuses of $956,000 in the fiscal year ended February 28, 1997 and none in 1998, which were primarily determined for income tax planning purposes associated with private companies and are not indicative of future operations.

(3) Adjusted to reflect the sale of the Warrant Shares offered by this prospectus at an offering price of $9.00 per share and application of the gross proceeds of $12,40,000.

(4) Does not include (i) 639,281 shares issuable upon conversion of $15,000,000 Subordinated Debt (ii) up to 240,000 shares issuable upon exercise of Underwriters' Warrants issued in connection with the Public Offering, (iii) 347,826 shares subject to issuance to the shareholders of Cord upon the attainment of certain earn-out provisions, and (iv) 589,000 shares of Common Stock granted under the Company's 1997 Stock Option Plan (the "Stock Option Plan") and non-qualified options granted outside the Stock Option Plan, 148,000 of which are immediately exercisable. See "MD&A-Liquidity and Capital Resources," "Business-Recent Acquisitions," and "Management - Stock Option Plan."

                                  RISK FACTORS

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THE PROSPECTUS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY.

Dependence On The Wireless Communications Industry

         The Company is dependent on the continued growth, viability and financial stability of its customers, which are in turn substantially dependent on the continued growth, viability and financial stability of the wireless communications industry. The wireless communications industry is highly competitive and has been characterized by rapid technological and regulatory change. Examples of recent technological changes include the advent or continued rapid development of new or enhanced wireless communications technologies such as PCS, Enhanced Specialized Mobile Radio and satellite-based wireless communications technologies. These technological changes could reduce, delay or make unnecessary the expansion or construction of new wireless communications networks, which in turn could render the Company's products and services obsolete or noncompetitive or otherwise reduce the demand for such products and services. An example of regulatory changes affecting the industry include the enactment of the Telecommunications Act of 1996 which is expected to cause significant changes in existing regulation of the telecommunications industry that are intended to promote the competitive development of new services, to expand public availability of telecommunications services and to streamline regulation of the industry. In addition, many of the Company's customers are affected by general economic conditions. Any downturn or other disruption of the wireless communications industry caused by adverse competitive developments, technological changes, government regulation or other factors would have a material adverse affect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence Upon Key Personnel

     The business of the Company is substantially dependent on the efforts of Calvin J. Payne, its President and Chief Executive Officer, and S. Roy Jeffrey, its Chief Operating Officer. The Company has three-year employment contracts with Mr. Payne and Mr. Jeffrey but the loss of either would have a material adverse effect on the Company's operations. Although the Company intends to obtain key-man insurance in the face amount of $1,000,000 each on the lives of Mr. Payne and Mr. Jeffrey, there can be no assurance that it will be able to obtain such insurance or that such amount will be sufficient to compensate the Company for the loss of either individual's services. See "Management."

Acquisitions

         The Company plans to grow through acquisitions. The success of this strategy is strongly affected by personnel in the acquired organization satisfactorily continuing employment with the Company after the acquisition. The Company plans to utilize employment agreements in connection with acquisitions. However, there can be no assurance that employees of an acquired enterprise will remain with the Company or perform satisfactorily as employees of the Company. Although the Company is currently engaged in the negotiation of acquisitions there is no assurance and no representation is made that the Company will be successful in the negotiations of any acquisitions and, if so, on terms that will be beneficial to the Company. Since the Public Offering, the Company has acquired five businesses in the tower construction and leasing industry. There can be no assurance that these acquisitions will prove profitable to the Company
 . See "Business-Recent Acquisitions."

Employee Turnover

         Employees of the Company travel extensively away from home. In addition, the industry's work requires long hours and often requires working at heights. These aspects of the industry's work environment contribute to a high rate of employee turnover, particularly with inexperienced employees. The Company is developing training programs and additional hiring procedures to reduce employee turnover. Part of the Company's acquisition program is to acquire similar businesses and retain their experienced work force that is familiar with the nature of the industry's work environment. Because the acquisitions referred to above were recently made, the Company is unable to determine whether it will be able to retain the employees acquired with the businesses. See "Business - Employees."

Mobile Communications Health Risk

         Recently, certain consumers have alleged that serious health risks have resulted from the use of portable mobile communications devices. Motorola and other equipment manufacturers have made public announcements indicating their belief that no health risks exist from using mobile communications devices and Motorola has made public certain internal company studies supporting this position. In addition, there has been recent litigation involving electromagnetic radiation. However, there has been no convincing evidence to support the contention that exposure to electromagnetic fields causes demonstrable health risks. The actual or perceived health risk of mobile communications devices could adversely affect mobile communications service providers through reduced subscriber growth rate and reduced network usage per subscriber, thus reducing the need for the Company's services.

Siting Moratoria

         Some local and state regulators have opposed the construction of new antenna sites citing alleged health risks associated with radio frequency, aesthetics, or other reasons. Furthermore, some property owners have refused the installation of antennas on their property because of the potential reaction of tenants to alleged health risks. Industry sources estimate there are currently 500 proposed antenna sites which are delayed due to local or state moratoria or delays. The Federal Communications Commission ("FCC") is expected to propose guidelines in this regard. However, there is no assurance any FCC guidelines will be effective in removing moratoria or eliminating delays. The moratoria and delays could adversely affect wireless communication providers which would also adversely affect the Company's growth.

Competition

         Historically, the industry for wireless infrastructure building and implementation services has been highly competitive but also highly fragmented. As such, most participants in this industry have been relatively small firms of three to fifty employees. However, the Company has also faced competition in the market for wireless infrastructure building and implementation services from wireless communications equipment manufacturers which provide such services in conjunction with the sale of wireless communications equipment. While the industry continues to be comprised predominately of these smaller firms, over the past two years, the increased demand for wireless infrastructure building and implementation services has motivated other competitors to enter the market. These new competitors include, but are not limited to, traditional, non-wireless engineering and construction companies and non-wireless subcontractors who have begun to enter the market either alone or in conjunction with wireless equipment manufacturers. In addition, the Company faces competition in the market for wireless infrastructure electrical design and engineering services from stand-alone electrical engineering and design firms, other providers of wireless infrastructure building and implementation services and wireless communications equipment manufacturers. Many of these new competitors as well as many of the Company's historical competitors have significantly greater financial and other resources than the Company. As demand for wireless infrastructure building and implementation services increases, the Company expects that more non-traditional competitors will enter the market and provide increased competition to the Company. See "Business - Competitive Environment."









Government Regulation

         The wireless communications industry is subject to regulation by state regulatory agencies, the FCC, the Canadian Radio and Telecommunications Commission, Congress, the courts and other governmental bodies. There can be no assurance that any of these governmental bodies will not adopt or change regulations or take other actions that would adversely affect the wireless communications industry and the Company's business, financial condition and results of operations.

         In addition, the Federal Telecommunications Act of 1996 is expected to cause significant changes in existing regulation of the telecommunications industry that are intended to promote the competitive development of new services, to expand public availability of telecommunications services and to streamline regulation of the industry. These changes include requirements that local exchange carriers must: (i) permit other competitive carriers, which may include many wireless communications service providers, to interconnect to their networks; (ii) establish reciprocal compensation agreements with competitive carriers to terminate traffic on each other's networks and (iii) offer resale of their local loop facilities. The implementation of these requirements by the FCC and state authorities potentially involves numerous changes in established rules and policies that could adversely affect the wireless communications industry and the Company's business, financial condition and results of operations.

         In addition, the construction and installation of wireless transmitting and receiving facilities are often subject of state or local zoning, land use and other regulation. Such regulation may include zoning, environmental and building permit approvals or other state or local certification. The Telecommunications Act of 1996 provides that state and local authority over the placement, construction and modification of personal wireless services (including cellular, and other cellular mobile radio services ("CMRS") and unlicensed wireless services) shall not prohibit or have the effect of prohibiting personal wireless services or unreasonably discriminate among providers of functionally equivalent services. Although state and local zoning authorities retain their rights over land use, their actions cannot have the effect of banning wireless services or discriminating among similar wireless providers.

Changing Technology

         Wireless telecommunications generally, and cellular telephone services and personal communications systems in particular, are relatively new technologies. Presently cellular telephones are predominately based on analog technologies. Management expects a transition to digital cellular telephone technologies will continue to be implemented in the near future. The Company constructs facilities used in wireless communications, regardless of the technology implemented, and plans to construct facilities for use in wireless communications regardless of which new technology emerges. However, there can be no assurance that the Company will adapt in the future as it has in the past to new technologies, that any new technology will require the services of the Company, or that any new technology will not reduce or adversely modify the services that the Company is able to provide. In addition, new technologies may require different disciplines or skills than those presently possessed by existing employees and the costs and delay incurred in training or hiring new employees may have a material adverse effect on the operations of the Company.

Business Concentration

         The Company's customers are concentrated in the wireless communications industry. Sales to eight major customers approximated 65% of total sales in fiscal year 1998 and sales to nine customers accounted for 84% of total sales in fiscal 1997. The Company expects that sales to relatively few customers will continue to account for a high percentage of its net sales in the foreseeable future and believes that its financial results will depend, in significant part, upon the success of these few customers. Although the composition of the group comprising the Company's largest customers may vary from period to period, the loss of a significant customer or any reduction in orders by any significant customers, including reductions due to market, economic or competitive conditions in the wireless communications industry, may have a material adverse effect on the Company's business, financial condition and results of operations.



Risk of Redemption of Warrants

         Pursuant to this Prospectus the Company is calling the Warrants for redemption at $.05 per Warrant, The Company has met the condition that the closing sale price of the Common Stock on the American Stock Exchange has been at least $15.00 for ten consecutive trading days ending within fifteen days of the notice of redemption. Redemption of the Warrants will force the holders thereof: (i) to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous or difficult for the holders to do so, (ii) to sell the Warrants at the current market price when they might otherwise wish to hold the Warrants, or (iii) to accept the redemption price, which is less than the current market value of the Warrants. See "Description of Securities Warrants."

Investors May Be Unable to Exercise Warrants

         Any exercise of the Warrants must be made pursuant to a Prospectus which is current at the time of exercise. The Company will use its best efforts to maintain a current effective registration statement with the Commission relating to the shares of Common Stock issuable upon exercise of the Warrants. This Prospectus is intended to satisfy that requirement. If the Company is unable to maintain a current registration statement the Warrant holders would be unable to exercise the Warrants and the Warrants may become valueless. Although the Warrants offered in the Public Offering were not knowingly sold to purchasers in jurisdictions in which the Warrant Shares were not registered, exempt from registration or otherwise qualified, investors may purchase Warrants in the aftermarket in, or purchasers of the Warrants may relocate to, jurisdictions in which the Warrant Shares are not so registered or qualified. In such event, the Company would not permit such Warrants to be exercised and Warrant holders in those states may have no choice but to either sell their Warrants or let them expire. Because the Company's securities are listed on the American Stock Exchange, the Warrant Shares are not required to be registered in most jurisdictions because of exemptions available under most state securities laws. See "Description of Securities - Warrants."

Payment of Dividends

         The Company has never paid cash dividends on the Common Stock, and does not anticipate that it will pay cash dividends in the foreseeable future. The payment of dividends by the Company will depend on its earnings, financial condition and such other factors as the Board of Directors of the Company may consider relevant. The Company currently plans to retain any earnings to provide for the development and growth of the Company. See "Dividend Policy."

Shares Eligible for Future Sale

         Upon completion of this offering, assuming exercise of all of the outstanding Warrants, the Company's officers and directors will own 2,686,170 shares of Common Stock, which will represent approximately 33.4 % of the then issued and outstanding shares of Common Stock. 2,452,470 of such restricted securities have been held for more than two years and are eligible for resale under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to volume limitations. Sales of significant amounts of Common Stock by current shareholders in the public market after this offering could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Principal and Selling Shareholders."

Use of Proceeds for Unspecified Acquisitions

         The Company intends to utilize substantially all of the net proceeds of this offering for the purpose of acquisitions, joint ventures and other similar business opportunities. Under Washington law, transactions of this nature do not require shareholder approval except when accomplished through a merger or consolidation. Accordingly, purchasers in this offering will necessarily rely to a large degree upon the judgment of management of the Company in the utilization of the net proceeds of this offering. The Company does not now have any agreements or commitments with respect to any specific transactions, and management has not established specific criteria to be used in making the determination as to how to invest these proceeds. See "Use of Proceeds" and "Business-Recent Developments."

Substantial Shares of Common Stock Reserved

         As of the date of this Prospectus, the Company has outstanding options to purchase 589,000 shares of Common Stock which were granted to key employees, officers, directors and consultants pursuant to the Company's Stock Option Plan and non-qualified options. 148,000 of such options are immediately exercisable. The existence of these options and any other options or warrants may prove to be a hindrance to future equity financing by the Company. Further, the holders of such options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See " Management - Stock Option Plan."

Effect of Underwriters' Warrants.

         Until October 14, 2002, the holders of the Underwriters' Warrants are given an opportunity to profit from a rise in the market price of the Common Stock, with a resulting dilution in the interests of the other shareholders. The shares of Common Stock underlying the Underwriters' Warrants have certain registration rights. Further, the terms on which the Company might obtain additional financing during that period may be adversely affected by the existence of the Underwriters' Warrants. The holders of the Underwriters' Warrants may exercise their Warrants at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided herein. The Company has agreed that, under certain circumstances, it will register under federal and state securities laws the Underwriters' Warrants and/or the securities issuable thereunder. Exercise of these registration rights could involve substantial expense to the Company at a time when it could not afford such expenditures and may adversely affect the terms upon which the Company may obtain financing. See "Description of Securities."


                                 USE OF PROCEEDS

         The net proceeds of this offering to the Company are anticipated to be $12,320,000 after deducting $100,000 of expenses relating to the offering. The Company intends to use the net proceeds as follows:

                                                          Amount          %
Working capital                                         $12,320,000      100%


         The Company intends to use the proceeds from this offering to take advantage of future business opportunities as a part of its expansion plans. The Company is negotiating for the acquisition of several businesses. However, there can be no assurance that such negotiations will result in definitive purchase agreements.

         Pending application of the net proceeds of this offering, the Company may invest the net proceeds from this offering in interest-bearing savings accounts, United States Government obligations, certificates of deposit or short-term interest-bearing securities.

                 PRICE RANGE OF UNITS, COMMON STOCK AND WARRANTS

         The Company's Units, consisting of one share of Common Stock and one Warrant, began trading on the American Stock Exchange on the effective date of the Public Offering, October 14, 1997. The Units were separated on November 13, 1997, when the Common Stock and the Warrants began trading separately. The following table sets forth the high and low sales prices of the Units, Common Stock and Warrants as reported by the American Stock Exchange for the periods indicated.

Units

         Period                                                 High                             Low

         1997

         4th Quarter(October 15, 1997
         through November 12, 1997) (1)                         $10.13                           $7.38

Common Stock

         Period                                                 High                             Low

         1997:

         4th Quarter (beginning
         November 13, 1997) (1)                                 $13.75                           $8.25

         1998:

         1st Quarter                                            $26.75                           $11.50

         2nd Quarter                                            $27.13                           $22.13

         3rd Quarter (through September 4, 1998)                $35.63                           $23.75

Warrants

         Period                                                 High                             Low

         1997:

         4th Quarter (beginning
           November 13, 1997) (1)                               $5.50                            $2.38

         1998:

         1st Quarter                                            $17.25                           $3.38

         2nd Quarter                                            $18.00                          $13.50

         3rd Quarter (through September 4, 1998)                $26.75                          $14.75
---------------

(1) The Units were separated on November 13, 1997, when the Common Stock and the Warrants first traded separately.

                                 DIVIDEND POLICY

         The Company does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The Company's Board of Directors currently plans to retain earnings for the development and expansion of the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on a number of factors including future earnings, capital requirements, financial conditions and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

         The following table sets forth the pro forma short-term debt and capitalization of the Company as of May 31, 1998 and as adjusted to give effect to the exercise of 1,380,000 Warrant Shares offered hereby and the application of the estimated net proceeds therefrom. The table includes the issuance of 365,982 shares upon the exercise of Warrants during April and May 1998. See "Prospectus Summary -Rescission Offer."

                                                                              May 31, 1998
                                                                   Unaudited              As Adjusted

Short-term debt:
    Current portion of notes payable and
    capital lease obligations ..........................        $       493,000         $     493,000
                                                                ---------------         ----------------

Long-term debt:
    Notes payable and capital lease obligations ........              187,000                  187,000
    Subordinated convertible notes.................................15,000,000               15,000,000
                                                                    ----------              ----------
    Total long-term debt.....................................      15,187,000               15,187,000
                                                                   ----------              -----------

Common Stock subject to rescission .....................           4,316,000                        -

Shareholder's equity:
    Common Stock, $0.01 par value,
      10,000,000 shares authorized, 5,658,836
      shares issued and outstanding,
      6,672,859 as adjusted (1) (2).....................            7,706,000              21,148,000
    Foreign currency translation adjustment.............              (67,000)                (67,000)
    Retained earnings...................................            4,436,000               4,436,000
                                                                    ---------           -------------

      Total shareholder's equity........................           12,075,000              25,517,000
                                                                -------------           -------------
      Total capitalization .............................        $  32,071,000           $  41,197,000
                                                                 =============           =============

-------
(1) Does not include 589,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan. See "Management - Stock Option Plan."
(2) Does not include (i) an aggregate of up to 240,000 shares issuable upon exercise of the Underwriters' Warrants issued in connection with the Public Offering, (ii) 639,281 shares issuable upon conversion of $15,000,000 Subordinated Debt, and (iii) 347,826 shares subject to issuance to the Cord shareholders upon the attainment of certain earn-out provisions. See "MD & A-Liquidity and Capital Resources," "Business-Recent Acquisitions," and "Management-Stock Option Plan."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The  following   should  be  read  in  connection  with  the  Company's
Consolidated Financial Statements, related notes and other financial information included elsewhere in this Prospectus.

Results of Operations

     The Company's results of operations for the two years ended February 28, 1998, include the results of MJA Communications Corp. ("MJA") and Western Telecom Construction Ltd. ("WTC") since both of these acquisitions were accounted for using the pooling-of-interests method.

         Over the three years ended February 28, 1998, the Company increased net revenues by 245% to $37.1 million from $10.7 million, decreased costs of revenues as a percentage of revenues by 5.2% while selling and general and administrative expenses as a percentage of revenues increased from 13.6% to 13.9%. Until October 14, 1997, the Company was a private corporation and declared large bonuses to management which were primarily income tax motivated.

         The following table presents, as a percentage of net revenues, certain financial data for the Company for the periods indicated:

                                            Years Ended February            Three Months Ended May 31,
                                            --------------------            --------------------------
                                    1998             1997          1996             1998         1997
                                    ----             ----          ----             ----         ----

Contract revenues                   100.0%           100.0%         100.0%           100.0%       100.0%
Costs of revenues                    74.0             75.0           79.2             77.0         74.4
Gross profit                         26.0             25.0           20.8             23.0         25.6
Selling, general and
administrative expenses              13.9             14.3           13.6              12.1          14.9
Operating income                     12.0             10.7            7.2              10.9          10.7
Other income (expense)                 .4              (.1)           (.9)               .5         (.3)
Income taxes                          4.4              1.5            1.4               4.0           3.9
Net income                            8.0              9.1             4.9              7.4           6.5

Comparison of the Three Months Periods Ended May 31, 1998 and 1997

         Results for the three month periods ended May 31, 1998 and 1997, include the results for Western Telecom Construction, Ltd. and MJA Communications Corp., both acquisitions accounted for using the pooling-of-interests method.

         Revenues for the first quarter increased $2,218,000 or 25% compared to the first quarter in the previous year. Approximately 40% of the increase is attributable to strong demand for the Company's services in some geographic areas, including the Southeastern United States and Alberta, Canada, offset by weaker demand in such areas as the Northwestern United States. Acquisitions accounted for by the purchase method completed in late fiscal 1998, contributed to approximately 60% of the increase.

         Gross profit for the quarter ended May 31, 1998, increased $273,000 or 12% from the comparable quarter in 1997. The increase is attributable to the 25% increase in sales partially offset by a decline in gross profit margins from 25.6% in 1997 to 23.0% in 1998. The decline in gross profit margin is attributable to increased price competition in the Northwestern region of the United States and Ontario, Canada.

         Selling, general and administrative expenses for the quarter ended May 31, 1998 were approximately the same as in the comparable quarter in 1997. As a percentage of sales, these expenses were 14.9% in 1997 and 12.1% in 1998. The small increase of $22,000 reflects increased staffing to manage growth and to enable the Company to own communications towers and lease space on these towers to third parties, offset by a reduction in salaries and bonuses paid to principal officers in prior years.

         Operating income improved $251,000 or 26% in the quarter ended May 31, 1998 compared to the quarter ended May 31, 1997. The increase is attributable to the increase in revenues offset somewhat by the decrease in gross profit margins.

         Net income increased 41% in the quarter ended May 31, 1998, to $824,000 from the comparable period in 1997. The increase is attributable to the increase in sales and stable selling, general and administrative expenses, offset by reduced gross profit margins.

         During the three months ended May 31, 1998, the Company owned twelve communications towers that are leased to a telephone company (currently 25 towers). Revenue and expenses associated with this activity have been included in contract revenues and costs.

Comparison of Fiscal Years Ended February 28, 1998 and 1997.

         Revenues for the fiscal year ended February 28, 1998, decreased to $37,112,000 from $41,580,000 for the fiscal year ended February 28, 1997, a decrease of $4,468,000 or approximately 11% over fiscal 1997. The decrease is due to a significant slowdown of construction in the Southeastern United States (approximately $12 million) offset by an increase in PCS network buildup in the rest of the Company's geographic reach (accounting for approximately $8 million). The acquisitions of National Tower Service Ltd., 501053 B. C. Ltd. and Ralph's Radio Inc. occurred in late in the 1998 fiscal year and had minimal impact on 1998 results.

         Gross profit for the fiscal year ended February 28, 1998 decreased to $9,638,000 from $10,287,000, a decrease of $749,000 or approximately 7%. As a percentage of sales, gross profit was 26% in fiscal 1998 and 25% in fiscal 1997. Management considers the small difference insignificant.

         Selling general and administrative expenses ("SG&A")for the fiscal year ended February 28, 1998 decreased to $5,174,000 from $5,949,000 in fiscal 1997, a decrease of $775,000 or approximately 13%. As a percentage of sales, SG&A expenses were 13.9% in fiscal 1998 and 14.3% in fiscal 1997. In fiscal 1997, tax motivated bonuses of $956,000 were paid to management. No management bonuses were paid in fiscal 1998. The decrease attributable to management bonuses was largely offset by additional staff hired to manage and administer future growth.

         Income taxes increased to $1,633,000 in fiscal 1998 from $636,000 in fiscal 1997, an increase of $997,000 or 15.7%. As a percentage of sales, income taxes represented 1.5% in 1997 and 4.4% in 1998. Until May 1998, MJA was a subchapter S corporation, If MJA had not been a subchapter S corporation, income taxes would have been approximately $1,526,000 in 1997 and $1,817,000 in 1998

         Net earnings for the fiscal year ended February 28, 1998 decreased to $2,977,000 from $3,796,000 in fiscal 1997, a decrease of $819,000 or approximately 22%. The decrease is due to decreased sales, stable gross margin, offset by decreased SG&A expenses. If MJA had not been a subchapter S corporation, net income would have been $2,906,000 and $2,798,000 in fiscal year 1997 and 1998, respectively.

Comparison of the Years Ended February 29, 1997 and February 28, 1996

         Net revenues in 1997 increased 286% or $30,834,000 from the previous fiscal year. This increase is attributable to the buildup of PCS networks in Oregon, Washington, the Southeastern United States and British Columbia. This increase in net sales is directly related to the growing demand for wireless communication.

         Gross profit for 1997 increased 99% over 1996, reflecting the higher sales volume in 1997. Gross profit margins increased from 20.8% in 1996 to 25.0% in 1997. This modest increase is attributable to continued strong demand for the Company's services.

         Selling, general and administrative expenses excluding management bonuses increased $4,492,000, or 308%, to $5,949,000 for the year ended February 28, 1997. This increase reflects additional expenditures made in personnel to obtain and sustain higher sales levels in 1997 and the opening of three new offices in the Southeastern United States.

         Prior to the Public Offering, the Company was privately held. The Company reduced income by declaring and paying bonuses to its principals. These bonuses were primarily tax-motivated. Bonuses increased by $838,000 or 710% in 1997 compared to 1996, and are included in selling, general and administrative expenses.

         Interest expense decreased by 37.9% from $87,000 in 1996 to $57,000 in 1997, reflecting a decrease in notes payable and capital lease obligations in 1997 and the fact that the Company did not use its operating loan facilities in 1997.

         Net earnings increased to $3,796,000 in fiscal 1997 from $526,000 in fiscal 1996, or 621%. If MJA had not been a subchapter s corporation, the earnings would have been $2,906,000 and $502,000 in fiscal 1997 and fisal 1996, respectively. The increase is due to increased sales and improved margin.

Liquidity and Capital Resources

         At May 31, 1998, the Company had cash of $21,569,000, an increase of $19,676,000 from May 31, 1997.

         During the year ended February 28, 1998, the Company sold 1,200,000 Units in its initial Public Offering of securities. Net cash generated from the offering was approximately $7,459,000.

         In May 1998, the Company sold $15,000,000 principal amount of 7% subordinated convertible notes ("Subordinated Debt"). The notes are convertible into 599,281 shares of Common Stock at $25.03 per share until April 30, 2007. In connection with the Subordinated Debt, the Company granted warrants to purchase 40,000 shares of Common Stock at $23 per share until April 30, 2007. The Company intends to use the proceeds to purchase and build communications towers for lease to others. See "Business- Tower Ownership."

         On April 9, 1998, the Company signed a credit commitment letter with Bank Boston, N. A., whereby Bank Boston N. A. committed to provide $75,000,000 principal amount of senior secured revolving credit ("Bank Debt"). The Bank Debt allows the Company to purchase or construct communications towers for use by third parties. The Company's ability to utilize the Bank Debt is determined by, among other criteria, its cash flow generated from operations and from tower leasing. See "Business-Tower Ownership."

         The Company's future cash requirements for fiscal 1999 and beyond will depend primarily upon the level of wireless infrastructure building and implementation business conducted by the Company, the level of working capital needed to generate the revenues associated with such business, and acquisition opportunities. The Company believes that the revenues from operations, amounts available under Subordinated Debt and the Bank Debt noted above and other capital resources available to the Company will be adequate to satisfy its working capital requirements for at least the next twelve months.

         To date the Company has derived substantially all its revenues from sales in the United States and Canada and inflation has not had a significant effect on the Company's business. The Company does not currently expect inflation to adversely affect the Company in the future unless it increases significantly in the United States or Canada or inflation is significantly higher than in the United States or Canada.

Year 2000 Compliance

         The Company is aware of the issues associated with the year 2000 as it relates to information systems. The Company retained an independent consulting firm to assess the Year 2000 issues with its information systems. On September 3, 1998, the consultants reported that a number of older personal computers are not Year 2000 compliant and recommended that the computers be replaced. The Company will replace the computers at an estimated cost of less than $50,000. To date, the Company has incurred less than $10,000 in Year 2000 costs. Based on the nature of the Company's business, the Company anticipates that it is not likely to experience material business interruption due to the impact of Year 2000 compliance on its customers and vendors. As a result, the Company does not anticipate that incremental expenditures to address Year 2000 compliance will be material to the Company's liquidity, financial position or results of operations over the next few years.

Accounting Standards

         The Financial Accounting Standards Board ("FASB") periodically issues statements of financial accounting standards. In February 1997, FASB issued
Statement of Financial Accounting Standards (SFAS) No. 128. The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 was adopted by the Company in the fiscal year ended February 28, 1998.

         In June 1997, the FASB issued SFAS No. 130 and 131. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting about operating segments, products and services, geographic areas, and major customers. The standards become effective for fiscal years beginning after December 15, 1997. Management plans to adopt these standards in the year ending February 28, 1999. Management believes that provisions of SFAS No. 130 and 131 will not have a material effect on its financial condition or reported results of operation.

         In February 1998, the Financial Accounting Standards Board issued SFAS 132, Employers Disclosures about Pensions and Other Postretirement Benefits-An Amendment of FASB Statements No. 87,88 and 106. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Rather, it standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. This Statement becomes effective February 1998 for the Company, and the Company believes it will not have a material effect on its financial condition or results of operations.

                                    BUSINESS

General

         The Company designs, builds and maintains wireless communications transmitting and receiving facilities for providers of wireless communication services, including U. S. Cellular, Western Wireless, Cantel, AT&T, Sprint PCS, and Microcell. These facilities are presently constructed for use with microwave, cellular telephone, pager, and specialized mobile radio technologies. Although bids for the installation or modification of communications facilities are normally requested on a fixed price basis, the Company will, if requested, provide such services on a time and materials basis. A contract for the installation of cellular transmitting and receiving facilities may require the Company to develop the location, including roads and grading, to install the tower antennas and lines, assemble electronic components and to test the installation's equipment. In such instances, the Company subcontracts road or concrete work required under the contract, performing the balance of the work with its own employees. Approximately 50% of the Company's customers supply most of the material used in the installation process, and the Company's major cost is the cost of its employees and subcontracted labor. Demand for the Company's services often exceeds its ability to supply those services, and in such situations the Company subcontracts with smaller enterprises to provide work normally performed by the Company. Subcontracting permits the Company to evaluate the subcontractor's quality and review the subcontractor as a potential candidate for acquisition.

         The Company commenced business in 1990 as Westower Communications Ltd. and emphasized design, construction, maintenance and modification of microwave and cellular towers for telephone, broadcast and utility companies. The Company continues these activities, but with the advent of cellular telephones and personal communication systems ("PCS"), now designs and installs rooftop and other transmission and receiving facilities. A portion of the Company's revenues is still derived from installation of microwave facilities and the installation of related electronic equipment. However, the rapid growth of the use of cellular telephones has resulted in the installation of cellular transmitting and receiving facilities being an increasingly significant component of revenues. The Company also owns communication towers which are leased to a telephone company.

         The Company's principal operations are in Washington, Oregon, Idaho, Florida, Texas, California, British Columbia, Alberta, Ontario and Canada's Northern Territories. Management believes that the industry is highly fragmented with many companies performing similar kinds of work throughout North America and that no single company is dominant in the industry. The Company intends to increase its market penetration by acquiring one or more of these businesses and to increase its market penetration in the United States and Canada, ultimately having operations throughout North America.

Tower Ownership

         The Company currently owns 25 communications towers and leases space on these towers to third parties such as wireless communications carriers and paging companies. The Company's long-term strategy is to substantially increase the number of towers it owns. The Company believes its engineering and construction capabilities will enable it to build towers efficiently.

         The Company sold $15,000,000 principal amount of 7% Subordinated Debt and entered into an agreement with Bank Boston, N. A. to provide $75,000,000 principal amount as senior revolving credit. The Company intends to use the proceeds from these financings to purchase and build towers.



Strategy

         The Company's strategy will be to capitalize on the demand for wireless infrastructure building and implementation services by continuing to expand its workforce and geographic presence in the marketplace. To accomplish these objectives, the Company intends to (i) continue its geographic expansion by opening new regional offices when demand for the Company's services or acquisition opportunities make such expansion feasible, (ii) continue to enhance its indigenous new employee hiring, training and retention programs as a method for attracting, training and retaining new, highly skilled workers, and (iii) continue to seek to acquire other companies engaged in the wireless infrastructure building and implementation services and wireless infrastructure electrical design and engineering services businesses that have good reputations for quality service and highly skilled workers. The Company will also seek to acquire and build communications towers for lease to third parties.



Recent Developments

         Demand for the Company's services continues to be strong. The Company has a current backlog of approximately $10,000,000.

         The Company believes the growth in demand for wireless infrastructure building and implementation services will continue as the wireless communications industry continues to expand and develop, fueled in part by the introduction of new and enhanced wireless communications technologies such as PCS, ESMR and digita1 cellular. As an example, the Company anticipates that the 1995 and 1996 FCC auctions of the A-, B- and C- Block portions of the radio spectrum allocated by the FCC for PCS licensees will result in the build out of significant numbers of new PCS systems over the next five to ten years. This is due in part to the fact that the FCC has mandated that recipients of PCS licenses adhere to five-year and 10-year build out requirements. Under both five- and 10-year build out requirements, all 30 MHZ PCS licensees (which includes holders of all of the approximately 595 A-, Band C-Block PCS licenses awarded as of September 1, 1996) must construct facilities necessary to provide coverage to at least one-third of the population in their service areas within five years from the date of initial license grants. Service must be provided to two-thirds of the population within ten (10) years. Violations of these regulations could result in license revocations, forfeitures or fines.

         The Company also anticipates that implementation of new PCS systems may create significant wireless infrastructure building activity as new PCS licensees pay to alter or relocate certain existing communications facilities operated by holders of fixed microwave licenses that currently operate within the same frequency ranges as the new PCS licensees. This is because, in an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has ruled that for a period of up to five years after the grant of a PCS license, PCS licensees may be required to share their radio spectrum with existing fixed microwave licensees operating on the same frequencies as those of the new PCS licensees. In order to initiate service within the required time frame, many of these new PCS licensees will arrange and pay for the relocation of certain of these existing users to alternate spectrum locations or transmission technologies.

Recent Acquisitions

         On October 28, 1997, the Company acquired all of the issued and outstanding stock of WTC Holding Inc. which holds all of the issued and outstanding shares of Western Telecom Construction Ltd. ("WTC"), in exchange for 835,000 shares of the Company's Common Stock. WTC is an Alberta, Canada based corporation which provides substantially the same services as the Company. The acquisition was accounted for as a pooling of interests, and accordingly the Company's financial statements for periods prior to the acquisition have been restated to include the results of WTC for all periods presented.

         On November 1, 1997, the Company acquired all of the issued and outstanding stock of National Tower Services Ltd. ("National Tower"), an Ontario, Canada based corporation for $312,000 cash and 98,709 shares of the Company's Common Stock. National Tower erects communications towers and installs transmitting and receiving equipment for unaffiliated third parties. This acquisition was accounted for as a purchase.

     On January 17, 1998, the Company acquired 501053 B. C. Ltd., a British Columbia, Canada corporation based near Edmonton, Alberta, Canada for $350,000 in cash and 34,893 shares of the Company's Common Stock. 501053 B. C. Ltd. fabricates communications towers and, before the acquisition was an unaffiliated supplier to the Company. This acquisition was accounted for as a purchase.

         On January 31, 1998, the Company acquired Ralph's Radio, Inc. and an affiliated company, 344813 Alberta Ltd., both Alberta, Canada corporations for $805,000 in cash. These companies own six communications towers, space on which is leased to a telephone company and other users, and operated a modest installation and erection business. These acquisitions were accounted for as purchases.

         On May 31, 1998, the Company acquired MJA Communications Corp. in exchange for 397,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling-of-interests and, accordingly the Company's financial statements for periods prior to the acquisition have been restated to include the results of MJA for all periods presented. MJA has offices in Palm Beach Gardens, Tampa and Orlando, Florida, Atlanta, Georgia and Charlotte, North Carolina. MJA specializes in the design and construction of towers and associated construction for the wireless communications industry and employs more than 60 people.

         On June 23, 1998, the Company acquired Jovin Communications, Inc. and Acier Filteau, Inc., both Quebec, Canada corporations based near Montreal, Quebec for 95,244 shares of the Company's Common Stock. These companies design, fabricate and erect communications towers in Quebec and Eastern Canada and occasionally in the Eastern United States. Both acquisitions were accounted for as purchases.

         Effective August 31, 1998, the Company acquired Standby Services, Inc. for $13,250,000, payable in Common Stock of the Company. Standby is based in Houston, Texas and operates in Texas and contiguous states. Standby has provided electrical contracting, engineering, tower construction and related services to telephone companies since 1989. Standby has several opportunities to build towers and lease space on these towers to others.

         Effective August 31, 1998, the Company acquired Cord Communications, Inc. of Portland, Oregon for $5 million cash and shares of Common Stock valued at $5 million and, subject to meeting certain performance criteria, up to an additional $8 million of Westower Common Stock. Cord provides network build-out services to the wireless communications industry, including project management, site acquisition, land-use planning, architectural and engineering services, site construction and antennae installation. Cord's customer's include AirTouch Cellular, Motorola, Pacific Bell Mobile Servicing, Nextel, AT&T Wireless Services, Lucent Technologies, Sprint PCS, Teligent and Conxus.

         The Company is also in discussion with tower construction companies in the Southwestern United States concerning acquisition by Westower.

         There is no assurance that the Company will be successful in concluding negotiations with other companies, or if the Company is successful, that the acquisitions will not be dilutive to existing shareholders.

The Industry

         The Company's success is tied to the development of wireless communications. Originally the Company constructed microwave and cellular transmission facilities, and later expanded to include the installation of electronic lines and components as part of the Company's services. As microwave technology evolved and matured, the Company performed a variety of construction and installation services relating to those new technologies, some of which still involved microwave technology. For example, the Company upgraded the transmission devices to accept digital or single side band technology, often returning to previously built facilities to upgrade the equipment. Although the Company still performs work related to short and long haul microwave technology, this technology has diminished in use with the installation of fiber optic technology by long distance carriers.

         Presently, cellular telephones in the United States and Canada rely predominantly on analog technology. A cellular telephone transmits a radio signal to the closest cellular communications facility, which contains an antenna connected by wireline or short haul microwave to a nearby switching office that processes signals for several cellular facilities. For transmission to a telephone that is not a mobile phone, the switching office connects the telephone signal to a local telephone exchange. For a phone call to another mobile telephone, the switching office locates the receiving cellular communication facility to which the receiving telephone is connected, and transmits the signal to that facility, completing the connection. If one or both of the cellular telephones is moving, such as a car phone, the local switching station hands the signal off to a different facility as the phone moves from one area to another.
         The Company builds the communication facility and installs the equipment to handle the radio wave from the cellular telephone to the facility as well as the short haul microwave equipment connecting the facility to the local cellular switching office.

         Cellular telephones use radio frequencies to transmit to the facilities. The number of frequencies that are available to transmit to a facility is finite. In areas with heavy demand for cellular services, these available frequencies become congested. To increase capacity, the number of cells is increased, making each cell in the system smaller, covering a smaller geographic area for the finite number of radio frequencies, but requiring significantly more facilities.

         The Personal Communications Industry Association estimates there are approximately 44,000,000 cellular subscribers in the United States in 1997 with projections of approximately 80,000,000 subscribers in the United States by 2001. Industry sources also estimate there is a current need for more than 100,000 new antenna sites in the United States.







Competitive Environment

         Currently, the industry of constructing wireless and, more generally, communications transmitting and receiving facilities is highly fragmented. The industry consists of many small operators, often as few as three or four people and commonly entailing a dozen or so. Most of the communications facilities in the United States are installed by such businesses. While an individual provider of wireless communications could easily develop its own ability to construct the facilities, management of the Company believes that these enterprises would have a difficult time establishing the ability on a cost effective basis.

         Management believes that the most efficient manner in which to manage its business in an expanding and maturing environment is to operate subsidiaries with a large degree of autonomy. Employees in this industry travel away from home regularly and extensively and can be moved from one subsidiary's area to another as needed. Management believes that providers of wireless communications are generally large and tend to take longer to make decisions. For this reason, management believes it can provide its services to customers in a more cost-effective manner than customers could perform the services themselves.

         The technology of wireless communications is shifting radically. The recent history of electronic technology is marked by smaller, faster, less expensive technologies replacing more cumbersome processes. According to RCR, a weekly newspaper for the wireless communications industry, there are projections that certain digital technologies will be up to 20 times more efficient than existing analog cellular systems, providing superior services and quality such as Personal Communications Services and Enhanced Specialized Mobile Radio. Some of these technologies, however, require densely located receivers that may be located on utility poles.

         Proposed satellite technologies, however, could bypass a local radio transmission device and enable a user to transmit directly to a satellite that retransmits the signal directly to a user. While this technology could possibly transmit directly to a satellite, such technology would be required to struggle with limitations on the number of frequencies available to be transmitted to a satellite. Management of the Company believes that this technology is not yet sufficiently defined to assess its effect on the Company.

         All of the existing wireless transmission and receiving technologies, as well as wireless transmission and receiving technologies of which the Company is aware are being considered in developing nations to supplement or supplant existing wireline communications techniques. The technology that is implemented and the method in which the technology is implemented could enhance or diminish the Company's prospects in these nations, and the Company is uncertain whether it can exploit the opportunities that are being presented to the Company.

         While there are numerous competitors in a fragmented industry, the demand for those services is presently growing rapidly. New technologies could alter the way in which those services are delivered and adversely affect the Company. Other technologies could bypass the need for the Company's services. Because of the rapid development and evolution of wireless communications, the future market and its competitive environment cannot be accurately viewed or perhaps anticipated in a manner that would benefit the Company. These factors could be replayed in a variety of manners in numerous countries. There are potential competitors, either providers of the service or traditional engineering firms, that possess significantly greater resources, either in terms of personnel, technology, or financial resources, than those possessed by the Company.

Government Regulation

         The wireless communications industry is subject to regulation by state regulatory agencies, the Federal Communications Commission (the "FCC"), the Canadian Radio-Television and Telecommunications Commission, the United State Congress, the courts and other governmental bodies. There can be no assurance that any of these governmental bodies will not adopt or change regulations or take other actions that would adversely affect the wireless communications industry and the Company's business, financial condition and results of operations.

         In addition, the Telecommunications Act of 1996 is expected to continue to cause significant changes in existing regulation of the telecommunications industry that are intended to promote the competitive development of new services, to expand public availability of telecommunications services and to streamline regulation of the industry. These changes include requirements that local exchange carriers must:

         (i.) Permit other competitive carriers, which may include many wireless communications service providers, to interconnect to their networks; (ii.) Establish reciprocal compensation agreements with competitive carriers to terminate traffic on each other's networks; and (iii.) Offer resale of their local loop facilities.

         The implementation of these requirements by the FCC and state authorities potentially involves numerous changes in established rules and policies that could adversely affect the wireless communications industry and the Company's business, financial condition and results of operations.

         The construction and installation of wireless transmitting and receiving facilities are often subject to state or local zoning, land use and other regulation. Such regulation may include zoning, environmental and building permit approvals or other state or local certification. The Telecommunications Act of 1996 provides that state and local authority over the placement, construction and modification of personal wireless services (including cellular and other CMRS and unlicensed wireless services), shall not prohibit or have the effect of prohibiting personal wireless services or unreasonably discriminate among providers of functionally equivalent services. Although state and local zoning authorities retain their rights over land use, their actions cannot have the effect of banning wireless services or picking and choosing among similar wireless providers. However, according to the Personal Communications Industry Association, 500 proposed antenna sites are currently delayed due to local or state moratoria or other delays. See "Risk Factors - Siting Moratoria."

Environmental Laws

         Management believes environmental laws will have only a minimal impact on the Company's operations. Changes in environmental laws, as they relate to the Company's operations, have not had a significant impact since the Company was founded seven years ago.

         The Company, especially in remote and rural areas, follows regulations concerning the discovery of native artifacts, disposal of fuel and other substances, disturbing or destroying habitat of endangered or threatened species, contaminating water bodies, spill recovery and trash removal.

     Management is not aware of any environmental laws concerning health risks allegedly connected to mobile communication devices, but is aware of those public concerns. See "Risk Factors - Mobile Communications Health Risk."

Business Concentration

         Sales to eight major customers accounted for approximately 65% of total sales in fiscal year 1998 and sales to nine major customers approximated 84% of total sales in fiscal year 1997.

         The Company expects that sales to relatively few customers will continue to account for a high percentage of its net sales in the foreseeable future and believes that its financial results depend in significant part upon the success of these few customers. Although the composition of the group comprising the Company's largest customers may vary from period to period, the loss of a significant customer or any reduction in orders by any significant customers, including reductions due to market, economic or competitive conditions in the wireless communications industry, may have a material adverse effect on the Company's business, financial condition and results of operations.

Employees

         As of August 31, 1998, the Company had approximately 400 full time employees. The Company considers its employee relations to be satisfactory. The Company believes that additional staff will be required for increased marketing, sales, development, and support functions. None of the Company's employees are represented by a union.

Legal Proceedings

         As of August 31, 1998, the Company was not a party to any material legal proceedings.

Facilities

         The Company owns five acres of land in Surrey, British Columbia, Canada on which a 10,000 square foot shop and 5,000 square foot office building are located. The Company also owns four acres of land near Montreal, Quebec, Canada on which a 7,000 square foot shop is located. The Company leases office space in Vancouver and Redmond, Washington, Palm Beach Gardens and Orlando, Florida, Atlanta, Georgia, Charlotte, North Carolina, Houston, Texas, Portland and Roseburg, Oregon, San Jose and Los Angeles, California and Alberta, Ontario and Quebec, Canada None of the leases exceed five years in duration.

                                   MANAGEMENT

Executive Officers and Directors

         The following table sets forth certain information regarding the Company's directors and executive officers:

            Name                            Age                   Position

         Calvin J. Payne                     46         Chairman of the Board and Chief Executive Officer

         S. Roy Jeffrey                      51         Chief Operating Officer and Director

         Michael J. Anderson                 47         Senior Vice President and Director

         Peter Lucas                         44         Chief Financial Officer and Director

         Ronald P. Erickson                  53         Director

         Robert A. Shuey, III                44         Director

         Donald A. Harris                    45         Director

         Calvin J. Payne is a co-founder of the Company. Since inception in 1990, Mr. Payne has managed the Company's growth in his capacity as a director, officer and chief engineer. Mr. Payne has 22 years of experience in all aspects of the construction of steel communication towers. He was a construction worker and rigger in 1975, a field engineer in 1978, a design engineer in 1979, engineering manager in charge of a tower company's Australian operations in 1983, and chief engineer of the same company's domestic operations in 1988. Mr. Payne has engineered over 600 towers, including a 1470 foot tower in Florida designed to withstand hurricane winds. Mr. Payne won a design award for a steel tower erected on a mountain top site near the Alaskan-Canadian border that was totally enclosed in fiberglass to protect the tower and antenna from wind and ice. Mr. Payne has assisted in the writing of design standards for communication towers in the United States, Canada, and Australia. He is a professional engineer registered in the United States, Canada and Australia. He received a degree in civil engineering from the University of British Columbia in 1978 and an MBA from the University of Western Australia in 1985.

         S. Roy Jeffrey is a co-founder of the Company. Since inception in 1990, Mr. Jeffrey has managed the Company's growth in his capacity as a director, officer, and Chief Operating Officer. Mr. Jeffrey has 25 years experience in all aspects of the supply and installation of communication towers and equipment. Mr. Jeffrey was employed by a privately held communications company from 1972 to 1990, when he left to co-found the Company. He started as a high steel rigger, was promoted to field supervisor and then promoted to branch manager where he was responsible for as many as 36 office and field employees. Mr. Jeffrey supervised or managed the supply and installation of towers in the United States, Canada, the Caribbean, Australia, and Middle East. Mr. Jeffrey has
managed all aspects of communication site construction including permit applications, surveys, road-building, foundations, and the supply and installation of buildings, towers and antennas, and transmission lines. Mr. Jeffrey has extensive experience in rigging tall towers.

         Peter Lucas became Chief Financial Officer of the Company in April 1997. From August 1995 to April 1997, Mr. Lucas served as Chief Financial Officer of Cotton Valley Resources Corporation, a Dallas based public oil and gas company. From May 1992 to July 1995, he served as Chief Financial Officer of Canmax Inc., a Dallas based public company that develops software for gas stations and convenience stores. Mr. Lucas is a member of the Canadian Institute of Chartered Accountants. He received his professional training at Coopers & Lybrand, which he left in 1984 to form his own tax practice. Six years later, Mr. Lucas's practice merged with Coopers & Lybrand, with whom he was a partner until 1992. Mr. Lucas passed the AICPA reciprocity examination in 1993, and is experienced in domestic taxation, accounting and securities matters. He received a bachelor of commerce degree from the University of Alberta in 1978.

     Ronald P. Erickson was appointed a director by the board in November 1997, upon consummation of the Public Offering. Mr. Erickson is principal of GlobalVision, LLC, an international strategic consulting and corporate finance company, where he has been associated since 1994. From 1984 to 1994, he was a director of Egghead Software, Inc., where he was an original investor. From 1990 to July 1995, Mr. Erickson was a principal of Rutkowski, Erickson and Scott, a consulting firm which assisted small emerging growth companies. From 1990 to July 1996, Mr. Erickson was Chairman of the Board of Directors of Digital Data Networks, Inc. Mr. Erickson received his B. A. in history from Central Washington University, his M. A. in American Studies from the University of Wyoming and his J. D. from the University of Denver.

     Robert A. Shuey, III was also appointed a director by the Board in October 1997, upon consummation of the Public Offering. Mr. Shuey is Chief Executive Officer of Tejas Securities Group, Inc., the Representative of the underwriters in the Company's Public Offering. Mr. Shuey has been associated with Tejas Securities Group, Inc. since September 1997. He has been in the investment banking business for more than the past five years, with National Securities Corporation from September 1996 until August 1997; with La Jolla Securities
Corporation from April 1995 until August 1996, with Dillon Gage Securities Corporation from January 1994 until April 1995 and Dickinson & Co. from March 1993 to December 1993. Mr. Shuey is a member of the Board of Directors of EuroMed, Inc., AutoBond Corporation and Transnational Financial Corporation. Mr. Shuey is a graduate of Babson with a degree in Economics and Finance.

     Michael J. Anderson was appointed a director by the Board in May 1998, upon consummation of the acquisition of MJA. Mr. Anderson founded M. J. Anderson Construction Corp. in 1979. M. J. Anderson Construction Corp. is a multi-state general contractor that designs and builds hotels, medical facilities and general commercial structures. Mr. Anderson also founded MJA which was acquired by the Company in May 1998. Mr. Anderson received a bachelors degree in construction management from the University of Florida in 1974.

     Donald A. Harris was appointed a director by the Board in January 1998. Mr. Harris is currently the Chief Executive Officer of a company which will operate a wireless communications system in conjunction with a major wireless carrier. Mr. Harris was President of Comcast Cellular Communications, Inc., which operates in Pennsylvania, New Jersey and Delaware. Previously, Mr. Harris was Vice President and General Manager of Pactel Cellular. Mr. Harris began his career in the cellular communications industry as a consultant with McKinsey & Company. He is a graduate of the United States Military Academy at West Point and holds a masters degree in business administration from Columbia University.

     Directors of the Company are elected at each annual meeting of shareholders. The officers of the Company are elected annually by the Board of Directors. Officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Compensation of Directors
     Directors   who  are   employees  of  the  Company  will  not  receive  any
remuneration in their capacity as directors. Outside directors will receive $12,000 annually, and $500 per meeting attended and related travel expenses.

Indemnification and Limitation on Liability
     If available at reasonable cost, the Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by any reason of their positions as officers and directors.

Executive Compensation
         The following table sets forth the compensation paid to the Company's President Calvin J. Payne and Peter Lucas, Chief Financial Officer (the "Named Executive Officers") for services rendered to the Company in all capacities for the fiscal years ended February 28, 1998, 1997, and 1996.

                           Summary Compensation Table

Name and                                                 Annual Compensation            All Other
Principal Position             Fiscal Year           Salary              Bonus        Compensation

Peter Lucas                 February 28, 1998        $105,000                -0-               -

Calvin J. Payne             February 28, 1998          $75,000                -0-              -
                            February 29, 1997           75,000           $437,780              -
                            February 28, 1996           70,000             92,530-             -

         Prior to October 14, 1998, the Company was a privately held corporation and distributed much of its income to shareholders by way of bonuses for income tax planning purposes. In the future, the Company intends to compensate its officers in accordance with the recommendations of a compensation committee consisting entirely of outside directors.

Employment Agreements

         In connection with the combination of MJA, the Company entered into an employment agreement with Michael J. Anderson for a three year term ending May 2001. Pursuant to the terms of the Employment agreement, Mr. Anderson is to be elected a Senior Vice President of Westower Corporation and Chairman and Chief Executive Officer of MJA. Mr. Anderson will be paid a base salary of $150,000 per year and participate in the Company's bonus pool and incentive stock option plan.

Stock Option Plans

         The 1997 Stock Option Plan, as amended (the "1997 Stock Option Plan") provides for the grant to employees, officers, directors, and consultants to the Company or any parent, subsidiary or affiliate of the Company of up to 400,000 shares of the Company's Common Stock, subject to adjustment in the event of any subdivision, combination, or reclassification of shares. The Stock Option Plan will terminate in 2004. The Stock Option Plan provides for the grant of incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified options at the discretion of the Board of Directors or a committee of the Board of Directors (the "Committee"). The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted. The options granted are exercisable within the times or upon the events determined by the Board or Committee set forth in the grant, but no option is exercisable beyond ten years from the date of the grant. The Board of Directors or Committee administering the Stock Option Plan will determine whether each option is to be an ISO or non-qualified stock option, the number of shares, the exercise price, the period during which the option may be exercised, and any other terms and conditions of the option. The holder of an option may pay the option price in
(1) cash, (2) check, (3) other shares of the Company, (4) irrevocable instructions to a broker to deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, (5) delivery of an irrevocable subscription agreement for the shares which irrevocably obligates the option holder to take and pay for shares not more than 12 months after the date of the delivery of the subscription agreement, (6) any combination of the foregoing methods of payment, or (7) other consideration or method of payment for the issuance of shares as may be permitted under applicable law. The options are nontransferable except by will or by the laws of descent and distribution. Upon dissolution, liquidation, merger, sale of stock or sale of substantially all assets, outstanding options, notwithstanding the terms of the grant, will become exercisable in full at least 10 days prior to the transaction. The Stock Option Plan is subject to amendment or termination at any time and from time to time, subject to certain limitations.

         The plan is administered by the Compensation Committee of the Board of Directors, which is composed entirely of directors who are "disinterested persons" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

         The following table sets forth information regarding exercised options and the value of unexercised options held by the Named Executive Officers of the Company as of June 30, 1998. No options were granted prior to March 1, 1997. In June 1997 the Company granted 132,000 options at an exercise price of $8.25 and 24,000 options at an exercise price of $7.50 to certain key executives.

                 Aggregated Option Exercises in Last Fiscal Year
                            and FY-End Option Values

                                                              Number of Securities
                                                              Underlying Unexercised            Value of
                                                              Options at 2/28/98                Unexercised
                          Shares Acquired                        Exercisable/                  In-the-money
  Name                    on Exercise       Value Realized       Unexercisable               Options at 2/28/98
-----------------         -----------       --------------       -------------               ------------------

Calvin J. Payne                -                  -              39,000/68,000                  $487,500
S. Roy Jeffrey                 -                  -              39,000/68,000                   487,500
Peter Lucas                    -                  -              15,000/30,000                   228,750


         On August 31, 1998, the Board of Directors adopted the 1998 Stock Incentive Compensation Plan (the "1998 Plan") which provides for the grant to officers, directors, employees, consultants and advisors of the Company and its subsidiaries of options on not more than 10% of the Company's outstanding Common Stock at any one time, subject to an overriding maximum of 1,000,000 shares. The terms of the options are in all material respects identical to the terms of options under the 1997 Stock Option Plan and include ISO's within the meaning of
Section 422of the Code and non-qualified options at the discretion of the Board of Directors or the Committee. The 1998 Plan is administered by the Compensation Committee. At the date of this Prospectus, 100,000 options had been granted under the 1998 Plan.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership as of April 30, 1998 of the Common Stock by (a) each person known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each director of the Company, (c) each Named Executive Officer, and (d) all directors and executive officers of the Company as a group. Unless otherwise noted, each beneficial owner named below has sole investment and voting power with respect to the Common Stock shown below as beneficially owned by him.

                                                       Shares Owned                       Shares Owned
                                                     Prior to Offering                   After Offering
     Name and Address of                         Number of        Percent            Number of         Percent
     Beneficial Owner                          Shares Owned        Owned           Shares Owned         Owned

Calvin J. Payne (1)                              1,096,500         15.80%            1,096,500         13.98%
5264 Drayton Harbour Road
Blaine, WA   98230
S. Roy Jeffrey (2)                               1,096,500         15.80             1,096,500         13.98
18375 - 67 Avenue
Surrey, British Columbia V3S 8E7
Walter Friesen (3)                                 373,500          5.40               373,500          4.79
11208 N.E. 32 Avenue
Vancouver, WA  98686
Peter Jeffrey (4)                                  856,000         12.37               856,000         10.97
R R 2
Thorsby, Alberta, Canada TOC 2PO
Michael J. Anderson (5)                            337,470          4.89               337,470          4.33
11382 Prospority Farms Road #130
Palm Beach Gardens, Florida 33410
Peter Lucas (6)                                     15,000          -                   15,000          -
670 South Pekin Road
Woodland, Washington 98674
Robert A. Shuey, III (7)                           120,700          1.72               120,700          1.52
8214 Westchester, Suite 500
Dallas, Texas 75225
Ronald P. Erickson (8)                              10,000          -                   10,000          -
1520 Eastlake Avenue # 210
Seattle, Washington 98102
Donald A. Harris (8)                                10,000          -                   10,000          -
130 Abrahams Lane
St. Davids, Pennsylvania 19087
Bruce E. Toll (9)                                  813,281         10.79               813,281          9.63
3101 Philmont Avenue
Hutington Valley, Pennsylvania 19006
Tom T. Cunningham                                  543,590          7.88               543,590          6.97
1818 Kersten Drive
Houston, Texas 77043
Valdis V. Rundans(10)                              364,500          5.27               364,500          4.66
#14 - 26112 Township Road 511
Spruce Grove, Alberta T7Y 1B6
All Executive Officers and Directors             2,686,170         37.65%            2,686,170         33.43%
     as a group (7 persons)

(1) Includes the following shares, beneficial ownership of which is disclaimed: 66,250 shares held by Mr. Payne's spouse and 925,000 held by the Calvin J. Payne Family Trust. Also includes 39,000 shares subject to options which may be exercised within 60 days of the date of this Prospectus.

(2) Includes the following shares, beneficial ownership of which is disclaimed: 66,250 shares held by Mr. Jeffrey's spouse and 925,000 held by the S. Roy Jeffrey Family Trust. Also includes 39,000 shares subject to options which may be exercised within 60 days of the date of this Prospectus.

(3) Includes 21,000 shares subject to options which may be exercised within 60 days from the date of this Prospectus.

(4) Includes 755,000 shares held by Peter Jeffrey Family Trust, beneficial ownership of which is disclaimed:. Also includes 21,000 shares subject to options which may be exercised within 60 days from the date of this Prospectus

(5)      Includes 168,735 shares beneficially owned by Mr. Anderson's spouse.

(6) Includes 15,000 shares subject to options which may be exercised within 60 days from the date of this
         Prospectus.

(7)       Includes 120,700 shares subject to options or warrants which may be exercised within 60 days from the
         date of this Prospectus.

(8) Includes 10,000 shares subject to options which may be exercised within 60 days from the date of this
         Prospectus.

     (9) Includes the following shares beneficial ownership of which is disclaimed: 639,281 shares held by BET Associates, L. P. and 10,000 shares held by Bruce E. and Robbi S. Toll Foundation. Also includes 639,281 shares underlying Senior Subordinated Convertible Notes.

(10) Includes the following shares, beneficial ownership of which is disclaimed: 68,750 shares held by Mr. Rundans' spouse and 215,000 held by the Valdis V. Rundans Family Trust. Also includes 12,000 shares subject to options which may be exercised within 60 days from the date of this Prospectus.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Approximately $555,437 of the proceeds of the Public Offering were used to repay amounts due to Calvin J. Payne and his spouse, Walter Friesen, and a corporation controlled by S. Roy Jeffrey. The amount due to Calvin Payne and his spouse arose when amounts were distributed to them by the Company for tax planning purposes and then loaned back to the Company in 1993. The amount due to a corporation controlled by S. Roy Jeffrey was loaned to the Company to assist the Company in purchasing land in 1993. The amount payable to Walter Friesen arose in February 1997, when bonuses were distributed and a portion of the bonuses loaned back to the Company.

         In the past, the Company paid Westower Consulting, an enterprise under common control with the Company, for services provided by the Company's employees in an effort to defer income tax. Charges for these services were approximately $126,000 in fiscal year 1998 and $94,000 in fiscal year 1997. Amounts due to Westower Consulting were $39,000 at February 28, 1998. No charges were incurred for such services following the Public Offering.


         During January 1998, the Company advanced $119,000 to a corporation owned by Messrs. Calvin J. Payne, S. Roy Jeffrey, Peter Jeffrey and Peter Lucas, officers and directors of the Company. Proceeds were used by the borrower corporation to purchase facilities leased by one of the Company's newly acquired subsidiaries. The advances were unsecured, bear no interest and were repaid in May 1998.

                            DESCRIPTION OF SECURITIES


Common Stock
         The Company is authorized to issue 10,000,000 shares of Common Stock, $0.01 par value. As of August 31, 1998, there were 6,901,359 shares of Common Stock issued and 103 holders of record.
         The holders of outstanding shares of all classes of Common Stock are entitled to share ratably in any dividends paid on the Common Stock when, as and if declared by the Board of Directors out of funds legally available. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to cumulative voting or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution. All outstanding shares of Common Stock are fully paid and non-assessable. Warrants
         The Warrants were issued in connection with the Public Offering in registered form governed by the terms of Warrant Agreement between the Company and American Stock Transfer & Trust Company as warrant agent (the "Warrant Agent"). The following statements are brief summaries of certain provisions of the Warrant Agreement. Copies of the Warrant Agreement may be obtained from the Company or the Warrant Agent and have been filed with the Commission as an exhibit  to the  Registration  Statement  pursuant  to which the  Warrants  were issued.
         Each Warrant entitles the holder thereof to purchase at any time until October 15, 2002 one share of Common Stock at an exercise price of $9.00 per share. The right to exercise the Warrants will terminate at the close of business on October 15, 2002, unless called for redemption earlier. The Warrants contain provisions that protect the Warrant holders against dilution by adjustment of the exercise price in certain events, including but not limited to stock dividends, stock splits, reclassification or mergers. A Warrant holder will not possess any rights as a shareholder of the Company. Shares of Common Stock, when issued upon the exercise of the Warrants in accordance with the terms thereof, will be fully paid and non-assessable.
         The Company may redeem some or all of the Warrants at a call price of $0.05 per Warrant, upon thirty (30) day's prior written notice if the closing sale price of the Common Stock on the American Stock Exchange has equaled or exceeded $15.00 for ten (10) consecutive days. The conditions to this redemption have been met and the Company has called the Warrants for redemption on the Redemption Date. In the event that a Warrant holder does not exercise his Warrants before the Redemption Date, he may surrender his Warrants at the office of the Warrant Agent and be paid the redemption price of $.05 per Warrant. After the Redemption Date, the Warrants may not be exercised and a Warrant holder will be entitled only to the Redemption Price. This Prospectus is being delivered to all Warrant holders in connection with the redemption or exercise of the Warrants. A transmittal letter for exercise of the Warrants is attached to this Prospectus.
         The Warrants may be exercised only if a current Prospectus relating to the Warrant Shares is then in effect and only if the shares are qualified for sale or exempt from registration under the securities laws of the state or states in which the purchaser resides. So long as the Warrants are outstanding, the Company has undertaken to file a post-effective amendment to the Registration Statement required to be filed under the Securities Act, and to take appropriate action under federal law and the securities laws of those states where the Warrants were initially offered to permit the issuance and resale of the Common Stock issuable upon exercise of the Warrants. This Prospectus is intended to comply with this requirement. The Company may amend the terms of the Warrants, but only by extending the termination date or lowering the exercise price thereof. The Company has no present intention of amending such terms.
         As of August 31, 1998, there were 21 Warrant holders of record. Transfer Agent and Registrar; Warrant Agent
         The Transfer Agent and Registrar for the Common Stock and the Warrants and the Warrant Agent for the Warrants is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                         SHARES ELIGIBLE FOR FUTURE SALE
         Upon completion of this offering, assuming all of the Warrants are exercised, the Company will have 7,801,823 shares of Common Stock outstanding. Of these shares, the 2,452,470 shares held by the Company's officers and directors (the "Restricted Shares") are "restricted shares" within the meaning of the Securities Act and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 under the Securities Act.
         In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell Restricted Shares if at least one year has passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Rule 144 provides, however, that within any three-month period such person may only sell up to the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 78,000 shares following the completion of this offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Any person who has not been an affiliate of the Company for a period of 90 days preceding a sale of Restricted Shares is entitled to sell such shares under Rule 144 without regard to such limitations if at least two years have passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Shares held by persons who are deemed to be affiliated with the Company are subject to such volume limitations regardless of how long they have been owned or how they were acquired.
         Without consideration of contractual restrictions described below, an aggregate of 2,452,470 shares of Common Stock, representing approximately 31% of the outstanding shares of the Common Stock after this offering, are eligible for sale in the public market pursuant to Rule 144. The Company is unable to estimate the number of shares that may be sold from time to time under Rule 144, since such number will depend upon the market price and trading volume for the Common Stock, the personal circumstances of the sellers and other factors.
         In connection with the Public Offering, the Company's initial shareholders and its officers and directors entered into an agreement with the Underwriters providing that they will not sell or otherwise dispose of any shares of Common Stock held by them until October 15, 1998 without the prior written consent of the Underwriters.
         The Company can make no prediction as to the effect, if any, that offer or sale of these shares would have on the market price of the Common Stock. Nevertheless, sales of significant amounts of Restricted Shares in the public markets could adversely affect the fair market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.
                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Maurice J. Bates L.L.C., Dallas, Texas.



                                     EXPERTS

         The financial statements as of February 28, 1998 and for each of the two years in the period ended February 28, 1998 included in this Prospectus have been so included in reliance on the reports of Moss Adams LLP, and Lamn, Krielow, Dytrych and Darling, P. A., independent accountants, given on the authority of said firms as experts in auditing and accounting.

                      INDEX TO FINANCIAL STATEMENTS



Report of Independent Auditor's Report                                       F-1

Consolidated Balance Sheet as of February 28, 1998 and 1997                  F-2

Consolidated Statement of Income for the years
ended February 28, 1998, 1997.                                               F-3


Consolidated Statement of Stockholders' Equity for
the years ended February 28, 1998, 1997.                                     F-4


Consolidated Statement of Cash Flows for the years ended
February 28, 1998, 1997.                                                     F-5


Notes to Consolidated Financial Statements                                   F-6

Consolidated Balance Sheet as of
May 31, 1998 and 1997 (unaudited)                                           F-19

Consolidated Statement of Income for the three months ended
May 31, 1998 and 1997 (unaudited)                                           F-20

Consolidated Statement of Cash Flows for the three months
Ended May 31, 1998 and 1997(unaudited)                                      F-21


Notes to Consolidated Financial Statements for the                          F-22
three months ended May 31, 1998 and 1997

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Westower Corporation and Subsidiaries
We have audited the accompanying consolidated balance sheet of Westower Corporation and Subsidiaries as of February 28, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of MJA Communications Corporation, which are included in the financial statements of Westower Corporation as discussed in Note 3 to the financial statements, and which statements reflect total assets costituting 18% and 60% of consolidated total assets as of February 28, 1998 and 1997 and total revenues costituting 37% and 63% of consolidated total revenues for the years then ended, respectively. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for MJA Communications Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Westower Corporation and Subsidiaries as of February 28, 1998 and 1997, and the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles.


MOSS ADAMS LLP
Bellingham,  Washington
April 14,  1998,  except  for Note 16, as to which the date is May 28,  1998 and
Note 3, as to which the date is May 31, 1998

                      WESTOWER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           February 28, 1998 and 1997


                                     ASSETS

                                                                                     1998                 1997

CURRENT ASSETS
   Cash                                                                   $         6,270,000  $         7,131,000
    Accounts receivable, net                                                         6,304,000            4,328,000
    Costs and estimated earnings in excess of billings on
       uncompleted contracts                                                         2,067,000              798,000
    Inventory                                                                        1,108,000              201,000
    Advances to related parties                                                        831,000             -
    Prepaid expenses                                                                    80,000               41,000
                                                                           -------------------  -------------------
          Total current assets                                                      16,660,000           12,499,000
PROPERTY AND EQUIPMENT, net                                                          3,768,000            2,155,000
GOODWILL                                                                             2,088,000             -
OTHER ASSETS                                                                            82,000               51,000
                                                                           -------------------  -------------------
TOTAL ASSETS                                                               $        22,598,000  $        14,705,000
                                                                           ===================  ===================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Trade accounts payable                                                 $         4,291,000  $         4,654,000
    Other current liabilities                                                          280,000              252,000
    Billings in excess of costs and estimated earnings on
       completed contracts                                                           1,658,000            3,850,000
   Income taxes payable                                                             1,652,000              155,000
   Deferred income taxes                                                              534,000              580,000
 Note payable                                                                         147,000             -
    Current portion of long-term debt                                                 372,000              473,000
                                                                                   -------------------  -------------------
          Total current liabilities                                                  8,934,000            9,964,000
LONG-TERM DEBT, excluding current portion                                              209,000              134,000
NOTES PAYABLE TO RELATED PARTIES                                                     1,173,000              672,000
DEFERRED INCOME TAXES                                                                   48,000               27,000
                                                                           -------------------  -------------------
          Total liabilities                                                         10,364,000           10,797,000
                                                                           -------------------  -------------------
MINORITY INTEREST                                                                    -                       40,000
                                                                           -------------------  -------------------
REDEEMABLE PREFERRED STOCK                                                           -                      450,000
                                                                           -------------------  -------------------
STOCKHOLDERS' EQUITY
    Common stock                                                                     8,733,000             -
    Foreign currency translation adjustment                                            (67,000)              27,000
    Retained earnings                                                                3,568,000            3,391,000
                                                                           -------------------  -------------------
          Total stockholders' equity                                                12,234,000            3,418,000
                                                                           -------------------  -------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $        22,598,000  $        14,705,000
                                                                           ===================  ===================

             See accompanying notes to these financial statements.
                                      F-2

                      WESTOWER CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                    Years Ended February 28, 1998 and 1997



                                                                                        1998             1997
                                                                                 ----------------- ----------
CONTRACT REVENUES EARNED                                                         $      37,112,000 $      41,580,000
COSTS OF REVENUES EARNED                                                                27,474,000        31,193,000
                                                                                 ----------------- -----------------
          Gross profit                                                                   9,638,000        10,387,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE                                              5,174,000         5,949,000
                                                                                     -------------       -----------

OPERATING INCOME                                                                         4,464,000         4,438,000
                                                                                 ----------------- -----------------

OTHER INCOME (EXPENSE)
    Gain on sale of assets                                                                 125,000           -
    Interest income                                                                        114,000            70,000
    Interest expense                                                                       (93,000)          (57,000)
                                                                                 -----------------------------------
          Total other income (expense)                                                     146,000            13,000
                                                                                 ----------------- -----------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                         4,610,000         4,451,000

MINORITY INTEREST IN PARTNERSHIP                                                           -                 (19,000)
                                                                                 ----------------- -----------------

INCOME BEFORE PROVISION FOR INCOME TAXES                                                 4,610,000         4,432,000

PROVISION FOR INCOME TAXES                                                               1,633,000           636,000
                                                                                 ----------------- -----------------

NET INCOME                                                                       $       2,977,000 $       3,796,000
                                                                                 ================= =================

PRO FORMA INFORMATION

NET INCOME                                                                       $       2,977,000 $       3,796,000
    Pro forma adjustment for income taxes of acquired
       entity previously filing as an S corporation                                        179,000           890,000
                                                                                 ----------------- -----------------

PRO FORMA NET INCOME                                                             $       2,798,000 $       2,906,000
                                                                                 ================= =================

PRO FORMA BASIC EARNINGS PER SHARE                                                     $  0.59          $   0.69
                                                                                       =======          ========

PRO FORMA DILUTED EARNINGS PER SHARE                                                   $  0.55          $   0.69
                                                                                       =======          ========

             See accompanying notes to these financial statements.
                                    F-3

                      WESTOWER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     Years Ended February 28, 1998 and 1997



                                                                                        Foreign
                                                                      Retained         Currency
                                           Common Stock               Earnings        Translation
                                      Shares           Amount         (Deficit)       Adjustment          Total

BALANCE, February 29, 1996            4,232,000   $        -       $      (22,000) $        29,000  $         7,000
Net income                                -                -            3,796,000          -              3,796,000
Distributions to stockholders
    of acquired subsidiary
    prior to acquisition                  -                -             (385,000)         -               (385,000)
Change in foreign currency                                                                                   -
    translation adjustment                -                -                2,000           (2,000)          -
                                  -------------   --------------   --------------  ---------------  ----------
BALANCE, February 28, 1997            4,232,000            -            3,391,000           27,000        3,418,000
Stock issuances                       1,341,000        8,712,000            -              -              8,712,000
Compensation under stock
    option plan                           -               21,000            -              -                 21,000
Net income                                -                -            2,977,000          -              2,977,000
Distributions to stockholders
    of acquired subsidiary
    prior to acquisition                  -                -           (2,800,000)         -             (2,800,000)
Change in foreign currency
translation adjustment                    -                -                -              (94,000)         (94,000)
                                  -------------   --------------   --------------  ---------------  ---------------
BALANCE, February 28, 1998            5,573,000   $    8,733,000   $    3,568,000  $       (67,000) $    12,234,000
                                  ==============  ===============  ==============  ===============  ===============


             See accompanying notes to these financial statements.

                      WESTOWER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     Years Ended February 28, 1998 and 1997
                           Increase (Decrease) In Cash

                                                                                    1998                1997
                                                                            -----------------   ------------

CASH FROM OPERATING ACTIVITIES
    Net income                                                              $       2,977,000   $        3,796,000
    Adjustments to reconcile net income to
    net cash from operating activities
       Depreciation and amortization                                                  362,000              182,000
       Deferred income taxes                                                          (41,000)             433,000
       Gain on sale of assets                                                        (125,000)            -
       Stock-based compensation                                                        56,000             -
       Equity in income from partnership                                               -                    19,000
    Changes in operating assets and liabilities
       Accounts receivable                                                         (1,254,000)          (1,475,000)
       Costs and estimated earnings in excess of billings on
          uncompleted contracts                                                    (1,264,000)            (461,000)
       Other current assets                                                          (884,000)            (149,000)
       Other assets                                                                    (3,000)             (86,000)
       Trade accounts payable                                                        (762,000)           3,302,000
       Billings in excess of costs and estimated earnings on
          uncompleted contracts                                                    (2,192,000)           2,380,000
       Other current liabilities                                                       23,000               65,000
       Income taxes payable                                                         1,354,000              147,000
                                                                            ------------------  ------------------
              Net cash flows from operating activities                             (1,753,000)           8,153,000
                                                                            -----------------   ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Advances to related parties                                                      (196,000)            -
    Business acquisitions                                                          (1,467,000)            -
    Sales of property and equipment                                                   444,000             -
    Purchase of property and equipment                                             (1,579,000)          (1,127,000)
                                                                            -----------------   ------------------
              Net cash flows from investing activities                             (2,798,000)          (1,127,000)
                                                                            -----------------   ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from stock issuances                                                   7,493,000             -
    Redemption of preferred stock                                                    (450,000)            -
    Principal payments on long-term debt                                             (229,000)            (319,000)
    Distributions to stockholders                                                  (2,800,000)            (385,000)
    Payments to related parties, net                                                 (413,000)            (242,000)
    Borrowing on line of credit, net                                                  150,000             -
    Proceeds from debt incurred                                                        10,000              465,000
                                                                            -----------------   ------------------
              Net cash flows from financing activities                              3,761,000             (481,000)
                                                                            -----------------   ------------------

EFFECT OF CHANGES IN EXCHANGE RATES                                                   (71,000)            -
                                                                            -----------------   -----------
NET INCREASE IN CASH                                                                 (861,000)           6,545,000
CASH AND CASH EQUIVALENTS, beginning of year                                        7,131,000              586,000
                                                                            -----------------   ------------------
CASH AND CASH EQUIVALENTS, end of year                                      $       6,270,000   $        7,131,000
                                                                            =================   ==================

             See accompanying notes to these financial statements.

                      WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                           February 28, 1998 and 1997




NOTE 1 - ORGANIZATION

Westower Corporation (the "Company") was incorporated in Washington state in June 1997 for the purpose of acquiring Westower Holdings Ltd. and its wholly-owned subsidiaries, Westower Communications Ltd. and Westower Communications, Inc. In connection with an initial public offering on October 15, 1997, the Company raised approximately $7,459,000. Proceeds were used in part to acquire the assets and operations of several other businesses.

The Company is successor to operations begun in 1990 by Westower Communication Ltd. It designs, builds and maintains wireless communication transmitting and receiving facilities for providers of wireless communication services. The Company also owns and leases transmitting sites to wireless communication providers. Principal operations are located in the Pacific Northwest, including the Canadian provinces of British Columbia and Alberta, the Southeastern United States, and extend throughout the Western United States and into Eastern Canada.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation - The consolidated financial statements include the accounts of Westower Corporation and its domestic and Canadian subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Examples of estimates subject to possible revision based upon the outcome of future events include costs and estimated earnings on uncompleted contracts, depreciation of property and equipment, and accrued income tax liabilities. Actual results could differ from those estimates.

(c) Contract Revenue and Cost Recognition - Revenue from fixed-price construction contracts is recognized using the percentage-of-completion method. Revenues from contracts based upon time and materials are recognized based upon revenues earned for hours worked and materials consumed. Most of the Company's contracts are short-term and are completed in two to three months. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Costs and estimated earnings in excess of billings on uncompleted contracts represents revenues recognized in excess of amounts billed. Billings in excess of costs and estimated earnings on uncompleted contracts represents billings in excess of revenues earned.

(d) Cash and Cash Equivalents - For purposes of cash flows reporting, cash and cash equivalents consist of cash in banks and money market investments on deposit with major Canadian and U.S. financial institutions.

(e) Inventory - Inventory consists of construction parts and supplies and is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

(f) Property and Equipment - Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets. Estimated useful lives by major asset category are as follows: buildings - 25 years; furniture, fixtures and equipment - 3 to 10 years; communication towers - 20 years; vehicles - 5 years.

(g) Goodwill - Goodwill represents costs in excess of net assets of businesses acquired and is being amortized using the straight-line method over 20 years. At February 28, 1998, accumulated amortization was $16,000.

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                           February 28, 1998 and 1997


Note 2 - Summary Of Significant Accounting Policies (Continued)

(h) Valuation of Long-Lived Assets and Change in Accounting Policy - During 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. In accordance with the new standard, the Company periodically reviews long-lived assets and certain identifiable intangibles whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. Adoption of the new standard had no affect on the Company's financial position or results of operations.

(i) Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus the change in deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Differences relate primarily to the timing and recognition of depreciation on depreciable assets and profit on uncompleted contracts. Deferred tax amounts represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

(j) Foreign Currency Translation - Asset and liabilities of Canadian operations where the functional currency is the local currency are translated into U.S. dollars at current exchange rates. Revenues and expenses are translated using the average exchange rate during the period. Foreign currency translation adjustments are reported as a component of stockholders' equity in the consolidated balance sheet.

(k) Earnings Per Share and Change in Accounting Policy - During 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. The new standard supersedes Accounting Principles Board
(APB) No. 15, Earnings Per Share and establishes standards for computing and presenting earnings per share. Prior years have been restated to conform with the new requirements.

Basic earnings per share amounts are computed based on weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits. Diluted earnings per share amounts are computed by determining the number of additional shares that are deemed outstanding due to stock options and warrants using the treasury stock method.

(l) Stock-Based Compensation - Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro-forma net income and earnings per share are provided as if the fair value method had been applied.

(m) New Accounting Standards - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) Nos. 130 and
131. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting about operating segments, products and services, geographic areas, and major customers. The standards become effective for fiscal years beginning after December 15, 1997. Management plans to adopt these standards in the year ending February 28, 1999. Management believes that provisions of SFAS Nos. 130 and 131 will change certain financial statement disclosures but will not have a material effect on its financial condition or results of operations.

In February 1998, the Financial Accounting Standards Board issued SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits--An Amendment of FASB Statements No. 87, 88, and 106. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Rather, it standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. This Statement becomes effective February 1999, for the Company, and the Company believes it will not have a material effect on its financial condition or results of operations.

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                           February 28, 1998 and 1997


NOTE 3 - ACQUISITIONS

Westower Holdings Ltd.

Concurrent with its incorporation in June 1997, the Company completed a merger with Westower Holdings Ltd. by issuing 3,000,000 shares of common stock in exchange for all outstanding common stock of Westower Holdings Ltd. Westower Holdings Ltd. is a Wyoming corporation that owns all outstanding common stock of Westower Communications Ltd. and Westower Communications, Inc. The merger qualified as a tax-free exchange and is accounted for similar to a pooling of interests, since the two companies were under common control.

             WTC Holdings, Inc., Western Telecom Construction Ltd.
                          and MJA Communications Corp.

Effective October 28, 1997, the Company completed a merger with WTC Holdings, Inc. (formerly 411677 Alberta Ltd.) and its wholly owned subsidiary, Western Telecom Construction Ltd., (collectively, "Western Telecom"). WTC Holdings, Inc. was wholly-owned by Peter Jeffrey prior to the merger. Roy Jeffrey, who is a significant stockholder and a director of Westower corporation is Peter Jeffrey's brother. WTC Holdings, Inc. is a Wyoming corporation, and Western Telecom Construction Ltd. is a Canadian corporation. Western Telecom engages in operations similar to those of the Company. The merger was effected by exchanging 835,000 shares of common stock valued at $5.1 million for all outstanding common stock of Western Telecom. The merger qualified as a tax-free exchange and has been accounted for using the pooling of interests method for business combinations. Accordingly, the 1998, 1997 and 1996 consolidated financial statements have been restated to include the combined financial position, results of operations, and cash flows of Western Telecom.

Effective May 31, 1998, the Company completed a merger with MJA Communications Corporation ("MJA"). MJA is a Florida corporation which engages in operations similar to those of the Company. The merger was effected by exchanging 397,000 shares of common stock valued at approximately $10 million for all outstanding common stock of MJA. The merger qualified as a tax-free exchange and has been accounted for using the pooling-of-interests method for business combinations. Accordingly, the 1998 and 1997 consolidated financial statements have been restated to include the combined financial position, results of operations, and cash flows of MJA.

Prior to the respective mergers, Western Telecom had a fiscal year-end of January 31 and MJA had a fiscal year-end of December 31. In recording the business combination, the 1998 and 1997 financial statements have not been restated to conform with Westower Corporation's fiscal year-end as the effect on the consolidated financial statements is not material. Prior to the merger, the Company and Western Telecom entered into various business transactions. All intercompany transactions have been eliminated in restating the 1998 and 1997 consolidated financial statements.

Summarized results of operations for the separate companies and combined amounts
included  in  the  consolidated   financial  statements,   net  of  intercompany
transactions, are as follows:

                                                                                       1998              1997
                                                                                 ----------------  ----------

Contract revenues and license fees earned
     Westower Corporation and Subsidiaries                                       $     16,156,000  $     10,415,000
     MJA                                                                               13,929,000        26,164,000
     Western Telecom                                                                    7,027,000         5,001,000
                                                                                 ----------------  ----------------
                                                                                 $     37,112,000  $     41,580,000
                                                                                 ================  ================
Net income
      Westower Corporation and Subsidiaries                                      $        975,000  $        815,000
      MJA                                                                                 527,000         2,617,000
      Western Telecom                                                                   1,475,000           364,000
                                                                                 ----------------  ----------------
                                                                                 $      2,977,000  $      3,796,000
                                                                                 ================  ================

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                          February 28, 1998 and 1997
NOTE 3 - ACQUISITIONS (Continued)

Other Acquisitions

Effective on dates ranging between November 1, 1997 and January 17, 1998, the Company acquired all outstanding shares of common stock of National Tower Service Ltd., 344813 Alberta Ltd., Ralph's Radio, Inc., 501053 B.C. Ltd., and the minority interest in WTC Leasing Ltd. all of which are Canadian corporations with operations similar to those of the Company. Total purchase price of $2,658,000 consisted of $1,467,000 in cash and the issuance of 133,600 shares of common stock valued at $1,191,000. The acquisitions have been accounted for as purchases. Accordingly, the operating results of the acquired companies have been included in the Company's consolidated financial statements since the date of acquisition. The aggregate purchase price exceeded the fair market value of net assets acquired by $2,104,000 which is being amortized over 20 years.

The following summarized unaudited pro forma consolidated results of operations includes the acquired companies assuming the acquisitions occurred on March 1, 1996:

                                                                                       1998               1997
                                                                                  ---------------   ----------

Contract revenues earned                                                          $    40,558,000   $    45,431,000
Proforma net income                                                               $     3,237,000   $     2,973,000
Basic earnings per share                                                              $  0.69           $   0.70
Diluted earnings per share                                                            $  0.64           $   0.70

NOTE 4 - UNCOMPLETED CONTRACTS

Costs, estimated earnings and billings on uncompleted contracts are summarized as follows:

                                                                                         1998             1997
                                                                                   ---------------  ----------

Costs incurred on uncompleted contracts                                            $    12,054,000  $     15,272,000
Estimated earnings                                                                       5,015,000         3,460,000
Less billings to date                                                                  (16,660,000)      (21,784,000)
                                                                                   ---------------  ----------------
         Total                                                                     $       409,000  $     (3,052,000)
                                                                                   ===============  ================


Presentation in the accompanying balance sheet:
Costs and estimated earnings in excess of billings
    on uncompleted                                                                 $     2,067,000  $        798,000
      contracts

Billings in excess of costs and estimated earnings
    on uncompleted                                                                      (1,658,000)       (3,850,000)
                                                                                   ---------------  ----------------
      contracts

         Total                                                                     $       409,000  $     (3,052,000)
                                                                                   ===============  ================

                                      F-9

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                           February 28, 1998 and 1997

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                                         1998             1997
                                                                                   ---------------  ----------

Buildings                                                                          $     1,242,000  $        285,000
Vehicles                                                                                 1,197,000           470,000
Equipment                                                                                  634,000           279,000
Communication towers                                                                       620,000           387,000
Furniture and fixtures                                                                     568,000           321,000
Leasehold improvements                                                                      73,000            27,000
                                                                                   ---------------  ----------------
                                                                                         4,334,000         1,769,000
Less accumulated depreciation                                                           (1,160,000)         (436,000)
                                                                                   ---------------  ----------------
                                                                                         3,174,000         1,333,000
Land                                                                                       594,000           822,000
                                                                                   ---------------  ----------------
                                                                                   $     3,768,000  $      2,155,000
                                                                                   ===============  ================

Depreciation expense on property and equipment in 1998 and 1997 was $346,000 and $176,000, respectively.


NOTE 6 - NOTE PAYABLE TO BANK AND LONG-TERM DEBT

Note Payable to Bank

The Company has a line of credit facility with a Canadian bank that allows for borrowing up to $147,000 at the bank's prime rate plus .75%. The line is collateralized by essentially all assets of Western Telecom Construction Ltd. and is subject to renewal in May 1998.

The Company has another line of credit facility with a U.S. Bank that allows for borrowing up to $1,000,000 at the bank's prime rate. The line is collateralized by the personal brokerage account of a stockholder. At February 28, 1998, there were no outstanding borrowings on the line.

Long-Term Debt

Long-term debt consists of the following:


                                                                                        1998             1997
                                                                                  ---------------- ----------

Notes payable to Canadian bank including note repaid in full during 1998, due on demand or in monthly  installments  of $1,800 plus  interest at the bank's prime rate plus 1.0% through January 1999, collateralized by
mortgage on land and essentially all assets of Westower Holdings, Ltd.            $       184,000  $        325,000
Note  payable  to  Canadian  bank,  due in monthly  installments  of $6,400 including  interest  at 7.55%  through  December  2001,  collateralized  by essentially  all  assets of WTC  Leasing  and an  assignment  of  specified
license fee revenues.                                                                      79,000           155,000
                                                                                  ---------------  ----------------
    Balance carried forward                                                              $263,000         $480,000

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

                           February 28, 1998 and 1997
NOTE 6 - NOTE PAYABLE TO BANK AND LONG-TERM DEBT (Continued)

                                                                                        1998              1997
                                                                                  ----------------  ----------

   Balance brought forward                                                              $263,000         $480,000
Notes  payable to  Canadian  bank,  due on demand or in  aggregate  monthly installments  of $1,900  including  interest at rates  ranging from 9.0% to
11.0% through July 1999,  collateralized  by equipment and  essentially all
assets of Western Telecom Construction Ltd. and Ralph's Radio, Inc.                        22,000            44,000
Notes  payable to U.S.  bank,  due in  aggregate  monthly  installments  of
$2,600  including  interest  at rates  ranging  from 7.5% to 10.0%  through
September 1999, collateralized by vehicles of Westower Communications, Inc.
                                                                                        21,000            48,000
Vehicle purchase contracts with Canadian finance  corporation,  due in aggregate monthly  installment of $1,200 including  interest at rates ranging from 0.0% to
3.9% through December 2001, collateralized by
vehicles.                                                                                  65,000           -
Capital  lease  obligations  to  U.S.  lessors,  due in  aggregate  monthly installments  of $6,700  through  December 2001,  collateralized  by leased
equipment.                                                                                210,000            35,000
                                                                                  ---------------  ----------------
Total long-term debt                                                                      581,000           607,000
Less current portion                                                                     (372,000)         (473,000)
                                                                                  ---------------  ----------------
Long-term portion                                                                 $       209,000  $        134,000
                                                                                  ===============  ================

Long-term debt matures as follows:

                 Year Ending
                    February 28,
                     1999                  $       372,000
                     2000                           86,000
                     2001                           90,000
                     2002                           33,000
                     2003                               -
                                                  ---------
                                          $       581,000

Capital lease obligations consist primarily of commitments under lease contracts for trucks and certain other equipment. The obligations carry a weighted-average imputed interest rate of 17%. At February 28, 1998, book value and accumulated amortization of leased equipment are $275,000 and $62,000, respectively.

Several of the Company's loan agreements with banks contain restrictive covenants in accordance with standard banking practice. The covenants are applicable to individual subsidiaries entering into the agreements and not to the consolidated entity.

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

                           February 28, 1998 and 1997

NOTE 7 - INCOME TAXES

The provision for income taxes is comprised by the following:

                                                                                          1998             1997
                                                                                   ---------------- -----------

 Current
       U.S. federal and state                                                      $        272,000 $       133,000
       Canadian federal and provincial                                                    1,402,000          70,000
                                                                                   ---------------- ---------------
                                                                                          1,674,000         203,000
    Deferred
       U.S. federal and state                                                      $         -       $       (2,000)
       Canadian federal and provincial                                                      (41,000)        435,000
                                                                                   ---------------- ---------------
                                                                                            (41,000)        433,000

          Total                                                                    $      1,633,000 $       636,000
                                                                                   ================ ===============

The total tax provision differs from the amount computed using the U.S. and Canadian federal statutory income tax rates as follows:


                                                                      Canadian            U.S.            Total
                                                                       Income            Income          Income

1998
    Pretax net income                                            $       3,283,000 $     1,327,000      $  4,610,000
    Statutory rates                                                       45%               34%             42%
    Tax at statutory rates                                               1,477,000         451,000         1,928,000
    Effect of income taxable to S Corporation shareholders                -               (179,000)         (179,000)
    Benefit of graduated rates and tax credits                            (116,000)         -               (116,000)
    Provision for income taxes                                           1,361,000         272,000         1,633,000
    Effective tax rates                                                   41%               34%             40%

                                                                      Canadian            U.S.            Total
                                                                       Income            Income          Income

1997
    Pretax net income                                            $       1,457,000 $     2,975,000 $       4,432,000
    Statutory rates                                                       45%               34%              38%
    Tax at statutory rates                                                 656,000       1,012,000         1,668,000
    Effect of income taxable to S Corporation shareholders                -               (890,000)         (890,000)
    Benefit of graduated rates and tax credits                            (150,000)         -               (150,000)
    U.S. state income taxes, net of federal tax benefit                   -                  8,000             8,000
    Provision for income taxes                                             506,000         130,000           636,000
    Effective tax rates                                                   35%               36%              35%


                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

                           February 28, 1998 and 1997


NOTE 7 - INCOME TAXES (Continued)

Undistributed earnings of the Company's Canadian subsidiaries amounted to approximately $5 million at February 28, 1998. Essentially all of those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes, net of foreign tax credits, and withholding taxes payable in Canada. In the event Canadian earnings were distributed, estimated U.S. federal and state income taxes due, net of foreign tax credits, would be approximately $1.5 million.

The tax effects of temporary differences that give rise to deferred tax liabilities are as follows:

                                                                                         1998              1997
                                                                                   ---------------      -----------

Current
       Deferred taxable income on uncompleted contracts                            $       534,000   $         580,000
    Noncurent
       Depreciation differences                                                             48,000              27,000
                                                                                   ---------------    -----------------
                                                                                   $       582,000   $         607,000
                                                                                   ===============   =================

NOTE 8 - EARNINGS PER SHARE

The numerators and denominators of basic and fully diluted earnings per share are as follows:

                                                                                         1998             1997
                                                                                   --------------   ----------

Numerator - Pro forma net income as reported                                       $    2,798,000   $     2,906,000
                                                                                     ==============   ===============
Denominator - Weighted average number of shares outstanding
    Basic earnings per share                                                       $    4,720,000   $     4,232,000
    Effect of dilutive stock options and warrants                                         331,000           -
                                                                                   --------------   ---------
        Diluted earnings per share                                                 $    5,051,000   $     4,232,000
                                                                                   ==============   ===============

NOTE 9 - STOCKHOLDERS' EQUITY

Preferred Stock

During 1998, the Company merged with WTC Holdings Ltd. and its wholly-owned subsidiary, Western Telecom Construction Ltd. (collectively, "Western Telecom"). The merger has been accounted for as a pooling of interests and the 1997 and 1996 financial statements have been restated to include the accounts of Western Telecom. In February 1994, Western Telecom issued 467 shares of Class A redeemable preferred stock. The preferred stock ranks in priority to common stock in the event of liquidation, dissolution or winding up of the affairs of Western Telecom. The shares also contain stated redemption values and rights to 5% noncumulative dividends when declared by the Board of Directors. There were no unpaid dividends at February 28, 1998 and 1997. The preferred stock has no voting rights.

The shares have been reflected at their total redemption price of $450,000 in the February 28, 1997 balance sheet. During 1998, the Board of Directors elected to redeem all outstanding shares.

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                           February 28, 1998 and 1997

NOTE 9 - STOCKHOLDERS' EQUITY (Continued)

Common Stock

The Company has a single class of $0.01 par value common stock. Authorized shares total 10 million, of which 1,230,000 have been registered on Form SB-2 with the Securities and Exchange Commission under the 1933 Securities Act. A total of 1,200,000 of the registered securities were sold in connection with an initial public offering on October 15, 1997. Proceeds from the offering totaled $7,459,000, net of $485,000 of underwriting costs. The registered securities trade on the American Stock Exchange.

As disclosed in Note 3, an additional 3,968,600 shares were issued in connection with various business combinations during fiscal 1998 and 397,000 shares were issued in connection with the merger with MJA Communications Corporation on May 31, 1998. Another 7,000 shares were issued as stock awards to employees of the Company and acquired businesses as incentive to remain in the employ of the Company. Of the total 5,573,000 shares outstanding, 3,722,000 shares are held by six individuals, including 3,438,000 shares held by five members of management.

Stock Warrants

In connection with its initial public offering in October 1997, the Company issued 1,380,000 stock warrants. The warrants are exercisable for $9.00 for one share of Company common stock. Commencing six months following the offering, the Company may call for redemption of the warrants for $0.05 each upon thirty days prior written notice if the closing sales price of the Company's common stock has equaled or exceeded $15.00 for ten consecutive days. Through February 28, 1998, 400 shares of common stock were issued pursuant to the terms of the warrant agreements.

Stock Option Plan

The Company has established the 1997 Stock Option Plan (the Plan), as amended, which provides for granting stock options to employees, officers, directors, and consultants to the Company and its affiliates through the year 2004. The Plan reserves 400,000 shares of the Company's common stock and provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and grants of non-qualified options at the discretion of the Board of Directors.

In accordance with Statement of Financial Accounting Standards No 123, Accounting for Stock-Based Compensation" ("FAS 123"), which was effective as of January 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma footnote purposes with the following assumptions used for grants during the current year; no dividend yield, risk-free interest rate of 6.25% and expected option life of
2.7 years. Expected volatility was assumed to range from 0% to 29%.

                                                                                                        Weighted-
                                                                                                         Average
                                                                        Shares of Common Stock       Exercise Price
                                                                    Available for        Under          of Shares
                                                                    Option/Award         Plan          Under Plan

Balance, February 28, 1997                                                 -              -
Authorized                                                                400,000         -
Granted                                                                  (589,000)         589,000    $    7.78
                                                                      ----------       ----------
Balance, February 28, 1998                                               (189,000)         589,000
                                                                       ==========         ========

The Company has granted 189,000 options in excess of shares reserved. The Company is in the process of amending its option plan in order to ratify the options issued in excess of the amount reserved.

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

                           February 28, 1998 and 1997

NOTE 9 - STOCKHOLDERS' EQUITY (Continued)

The following table summarizes information about stock options outstanding at February 28, 1998:


                                          Options Outstanding                               Options Exercisable
                          Number              Weighted-             Weighted                           Weighted
     Range of           Outstanding            Average               Average                            Average
     Exercise          February 28,           Remaining             Exercise           Number          Exercise
      Prices               1998           Contractual Life            Price          Exercisable         Price
------------------  ------------------- --------------------- ------------------- --------------- ------------

    $  13.40              15,000             4.9 years            $   13.40             -        $        -
   7.50 to 8.25           559,500             4.6 years                 7.82           105,000             8.07
         1.00               4,500             4.4 years                 1.00             -                 -
         0.01              10,000             4.6 years                 0.01              -                -

During fiscal 1998, the Company granted 39,500 nonqualified stock options to employees. The difference between the market price at the date of grant and the purchase price to be paid by the grantee is recognized ratably by the Company as compensation expense over the vesting period. The expense for fiscal year 1998 was $21,000. During 1998, another $35,000 of compensation expense was recognized for stock awards granted to employees.

Had the fair value method of accounting been applied to the Company's stock option plan, the tax-effected impact would be as follows:

                                                                         1998
Pro forma net income as reported                                  $    2,798,000
Estimated fair value of the year's option grants, net of tax          (215,000)
                                                                      ----------
Pro forma net income adjusted                                     $    2,583,000
                                                                      ========

Pro forma basic earnings per share                                    $  0.55
                                                                      =======

Pro forma diluted earnings per share                                  $  0.51
                                                                      =======


NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

                                                                         1998             1997
                                                                   --------------   --------------

Cash paid for interest                                             $       93,000    $      57,000
Cash paid for income taxes                                                177,000           77,000
Noncash transactions
    Stock issuances for acquisitions of businesses                      1,184,000           -
    Equipment acquired under capital lease
      obligations and seller financing                                    256,000           -


                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

                           February 28, 1998 and 1997

NOTE 11 - RETIREMENT PLAN

The Company's subsidiary, Westower Communications Inc., adopted a defined contribution retirement plan, effective January 1, 1997. The plan contains certain participation criteria and allows for both employee and employer discretionary contributions. The total Company funded discretionary contribution for 1998 and 1997 was $52,000 and $46,000, respectively.


NOTE 12 - RELATED PARTY TRANSACTIONS

Advance to Related Parties

During 1998, the Company advanced $119,000 to a Canadian corporation owned by certain stockholders of Westower Corporation. Proceeds were used by the Corporation to purchase facilities leased by one of the Company's newly acquired subsidiaries, 501053 B.C Ltd. The Company also advanced $77,000 to several stockholders during 1998. The advances are unsecured, bear no interest, are due on demand and are denominated in Canadian dollars.

Management Services and Accounts Payable

The Company receives consulting services from M.J. Anderson, Inc., a company related through common ownership. Fees billed for these services, together with reimbursements of payments for an insurance policy for MJA Communications Corporation, totaled $623,000 and $1,974,000 in 1998 and 1997, respectively. The Company also receives consulting services from Westower Consulting Ltd., a Canadian corporation owned by a stockholder of Westower Corporation. Charges for these services were $126,000 and $94,000 in 1998 and 1997, respectively. Included in trade accounts payable at February 28, 1998 is $39,000 due to Westower Consulting Ltd. Management expects that fees billed by these related entities will not continue in 1999, since the related services will be performed by employees and officers of the Company.

Notes and Advances Payable to Related Parties

Notes and advances payable to related parties consist of the following:

                                                                                        1998              1997
                                                                                ----------------  ----------

Unsecured advances payable to officers and stockholders, in Canadian dollars,
    with no stated interest rate and no specific repayment terms.                 $        173,000  $              -
Unsecured advance payable to officer and stockholder, with no stated interest
    rate.                                                                                1,000,000                 -
Unsecured notes payable to officers and stockholders, paid in full during 1998.                 -           672,000
                                                                                  ----------------------------------
                                                                                  $      1,173,000  $        672,000
                                                                                  ================  ================

Facility Leases

Two subsidiaries acquired during the year, 501053 B.C. Ltd. and National Tower Service Ltd., lease their operating facilities from Canadian corporations owned by certain stockholders of Westower Corporation. The facilities are leased on a month-to-month basis, and no significant lease payments were paid to related parties during the period from the date of acquisition to February 28, 1998.

                     WESTOWER CORPORATION AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

                           February 28, 1998 and 1997

NOTE 13 - COMMITMENTS AND CONTINGENCY

Operating Leases

The Company leases operating facilities, office equipment and vehicles under noncancelable operating lease agreements. Future minimum lease payments total $316,000 in 1999, $122,000 in 2000 and $7,000 in 2001.

Rent  and  lease   expense  for  1998  and  1997  was  $259,000  and   $224,000,
respectively.

Guarantee

The Company has guaranteed a $1,500,000 line of credit agreement of an affiliate that shares common ownership with the Company. At February 28, 1998, there were no outstanding borrowings on the line.

Year 2000 Compliance

The Company has not made an assessment of how the Year 2000 compliance issue may affect its electronic data processing systems or those of its customers, suppliers, banks and other outside parties. Accordingly, the Company has not estimated the cost, if any, to update its data processing systems to assure compliance, or the costs that may be incurred as a result of outside parties Year 2000 problems.

NOTE 14 - CREDIT RISK AND BUSINESS CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit consist primarily of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments with major financial institutions. At times, deposits with any one institution may exceed federally insured limits. The Company extends credit to customers based on evaluation of customer's financial condition and credit history. Collateral is generally not required. Customers include large Canadian and U.S. companies concentrated in the telecommunications industry. Sales to eight major customers accounted for 65% of total revenues in 1998. Amounts due from these customers comprised 60% of trade accounts receivable at February 28, 1998. Sales to nine major customers accounted for 84% of total revenues in 1997. Amounts due from these customers comprised 75% of trade accounts receivable at February 28, 1997.

Management expects that sales to relatively few customers will continue to account for a high percentage of its revenues into the foreseeable future and believes the Company's financial results depend in significant part upon the success of these customers. Although the composition of the group comprising the Company's largest customers may vary from period to period, the loss of a significant customer or reduction in orders by any significant customers, including reductions due to market, economic or competitive conditions in the wireless communications industry, may have an adverse effect on the Company's business, financial condition and results of operations.

The following table summarizes sales and net income, and net assets related to the geographic regions in which the Company operates.

                                     1998
                    Total        United States       Canada
Sales                100  %           48   %          52  %
Net Income           100  %           22   %          78  %
Net Assets           100  %           61   %          39  %

                                      1997
                   Total        United States       Canada
Sales              100  %           83   %          17  %
Net Income         100  %           75   %          25  %
Net Assets         100  %           82   %          18  %

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, Contracts Receivable, Trade Accounts Payable And Other Current Liabilities
- At February 28, 1998, carrying amounts of these financial instruments approximate fair value because of their short maturities.

Long-Term Debt - At February 28, 1998, estimated fair value of long-term debt approximates the carrying amount of $581,000, based on current rates offered for similar debt.

Advances to and from Related Parties - At February 28, 1998, the Company has notes and advances to and from related parties in amounts of $831,000 and $1,173,000, respectively. At February 28, 1997, the Company has notes and advances from related parties in the amount of $672,000. The carrying amount of advances to related parties approximates fair value because of the short maturity of these instruments. Advances from related parties bear no interest and have no specific repayment terms. Based on an assumed interest rate of 8% and payment in full in February 2000, fair value is estimated to be $1,000,000.


NOTE 16 - SUBSEQUENT EVENTS

In March 1998, the Company tentatively agreed to acquire two Canadian companies in exchange for 95,000 shares of Westower Corporation stock valued at $1.9 million. As part of the purchase agreement, the Company and three principals of the acquired companies will enter into employment agreements which will initially provide for annual compensation of $75,000 each plus rights to purchase up to 12,733 (each) shares of common stock, vesting over a three-year period, at an average exercise price of $19.88 per share. The acquired companies fabricate and install communication towers in Eastern Canada. Annual sales for the acquired companies are estimated at $5 million with net income of approximately $600,000. Goodwill of approximately $1.3 million is expected to be recorded as part of the purchase.
The Company is in other purchase negotiations with various businesses with operations similar to that of the Company. No definitive agreements have been reached in these negotiations.

Subsequent to year end, the Company received a commitment letter for the purchase of $15,000,000 in 7% convertible senior subordinated debt and a warrant to purchase 40,000 shares of common stock. The terms of the purchase agreement provide for payment of $14,850,000 to the Company, 99.9% of which was allocated to the debt and 0.1% of which allocated to the warrant. The debt is convertible at $25.03 per share of common stock, and the warrant provides for purchase of the shares at $23.00 per share. The purchase agreement provides for adjustment of the conversion amount for the subordinated debt and warrant exercise price for any stock dividends, splits and other changes as defined in the respective agreements, so as to preserve the purchaser's relative rights inherent in the agreements. The Company will be subject to various affirmative and negative covenants contained in the agreement and the agreement gives the purchaser the right to conversion or to exercise the warrant rights at any time. The agreement also requires the purchaser to consent to the subordination of the debt obligation to senior bank indebtedness committed to the Company as discussed below.

On April 9, 1998, the Company received a commitment for $75,000,000 of senior bank notes, with lead funding to provided by BankBoston. The obligation will bear interest at an indexed variable rate plus an additional amount depending on the degree of leverage maintained by the Company. The final terms are expected to provide for interest-only payments for a two-year period, with amortization to begin in year three and with a final due date at the end of year seven. The proceeds from this funding facility and the convertible senior subordinated debt are expected to be used to purchase communication and broadcast towers.


NOTE 17 - EVENTS SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT (UNAUDITED)

In June 1998, the Company reached tentative agreements to acquire a company doing business in the southwestern United States and a company doing business in the western United States. Under the proposed agreements the Company will pay $5,000,000 and issue an aggregate total of approximately 761,000 shares of common stock, valued at approximately $18,250,000, to complete the acquisitions. In June 1998, the Company completed the proposed 1998 Employee Stock Compensation Plan (the "1998 Plan"), as amended, which provides for granting of stock options to employees, officers, directors and consultants to the Company and its affiliates. The 1998 Plan has no fixed expiration date, except that incentive stock options may not be granted beyond September, 2008. The 1998 Plan reserves 1,000,000 shares of the Company's common stock and provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and grants of non-qualified options at the discretion of the Board of Directors. The Company expects the 1998 Plan to receive Board approval in August 1998.
Subsequent to February 28, 1998, the Company repaid a $1,000,000 advance from stockholder and collected $635,000 due from an affiliate (Note 12). It was also released from the guarantee of an affiliate's line of credit agreement (Note
13).

                              WESTOWER CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             May 31, 1998 and 1997

                                                          ( Unaudited )

                                                          1998                            1997
                                                         ---------                      -------------
                       ASSETS

CURRENT ASSETS

     Cash                                            $  21,569,000                      $   1,893,000
     Account receivable, net                             9,035,000                          5,016,000
     Costs and estimated earnings in excess of
     billings on uncompleted contracts                   1,649,000                          1,641,000
     Inventory (Note 2)                                  2,127,000                            242,000
                                                     -------------                        -----------

         Total Current Assets                           34,380,000                          8,792,000

PROPERTY AND EQUIPMENT, net                              4,238,000                          1,959,000

GOODWILL                                                 2,064,000                             -

OTHER ASSETS                                               859,000                             64,000
                                                     --------------                     -------------

TOTAL ASSETS                                         $  41,541,000                      $  10,815,000
                                                     =============                      =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Trade accounts payable                        $   5,444,000                      $     3,657,000
     Billings in excess of costs and estimated
     earnings on uncompleted contracts                   1,348,000                          2,415,000
     Other current liabilities                             280,000                            245,000
     Income taxes payable                                1,816,000                            137,000
     Deferred income taxes                                 534,000                            569,000
     Note payable to bank                                  150,000                                  -
     Current portion of long-term debt                     343,000                            257,000
                                                            -------

              Total current liabilities                  9,915,000                          7,280,000

LONG-TERM DEBT, net of current portion                     187,000                            180,000

DEFERRED INCOME TAXES                                       48,000                             -

SUBORDINATED CONVERTIBLE NOTES                          15,000,000                                 -

ADVANCES FROM RELATED PARTIES                           -                                   1,594,000
                                                 ---------------                      -------------
              Total liabilities                         25,150,000                          9,054,000
                                                   ---------------                      -------------

REDEEMABLE PREFERRED STOCK                                 -                                  450,000
                                                   ---------------                      -------------

COMMON STOCK SUBJECT TO RECISSION                        4,316,000                               -
                                                   --------------                       -------------
STOCKHOLDERS' EQUITY
     Common stock                                        7,706,000                             42,000
     Foreign currency translation adjustments              (67,000)                                 -
     Retained earnings                                   4,436,000                          1,269,000
                                                   ---------------                      -------------
     Total stockholders' equity                         12,075,000                          1,311,000
                                                   ---------------                      -------------
TOTAL LIABILITIES AND STOCK
HOLDERS' EQUITY                                      $  41,541,000                       $ 10,815,000
                                                   ============                         =============

                              WESTOWER CORPORATION
                        CONSOLDIATED STAEMENTS OF INCOME
                                  ( Unaudited )

                                                   For the Three Months Ended
                                                             May 31,
                                                             1998                          1997
                                                   --------------------                 --------

Revenues Earned                                      $  11,166,000                    $     8,948,000

Cost of Revenues Earned                                  8,599,000                          6,654,000
                                                     -------------                      -------------

     Gross Profit                                        2,567,000                          2,294,000

Selling, General and Administrative
Expenses                                                1,357,000                           1,335,000
                                                   -----------                             ----------

Operating Income                                    $   1,210,000                    $       959,000

Other Income ( Expense )
     Interest expense                                     (17,000)                           (26,000)
     Interest income                                       75,000                              -
                                                   --------------------                 ----------

Income Before Income Taxes                              1,268,000                            933,000

Income Taxes                                               444,000                           349,000
                                                   ---------------                      ----------

Net Income                                            $    824,000                      $    584,000
                                                   ============                         ============


Basic Earnings per Share                           $           .15                    $          .14
                                                   ===============                      ===============

Diluted Earnings per Share                         $           .13                               .14
                                                   ===============                      ===============

Weighted Average Common Shares                           5,659,000                         4,232,000
                                                   ==============                      ==============

Weighted Average Common Shares
plus Dilutive Potential                                  6,587,000                         4,232,000

                              WESTOWER CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
             Three Months Ended May 31, 1997 and 1998 ( Unaudited )


                                                             1998                               1997
                                                     -------------                      ------------

CASH FLOWS FROM OPERATING ACTIVITIES
         Net income                                  $     824,000                    $       584,000
         Depreciation and amortization                      62,000                             59,000
         Net change in non-cash operating
           assets and liabilities                       (3,243,000)                         1,079,000
                                                     -------------                      -------------

         Net cash flows from operating activities       (2,357,000)                         1,722,000
                                                     -------------                      -------------

CASH FLOWS FROM INVESTING ACTIVITES

         Purchase of property and equipment              (435,000)                          (169,000)
                                                     -------------                      -------------

         Net cash flows from investing activities       (435,000)                           (169,000)
                                                     -------------                      -------------

CASH FLOWS FROM FINANCING ACTIVITES
         Principal payments on long-term debt            (51,000)                            (168,000)
         Net proceeds on exercise of warrants          3,290,000                                   -
         Net proceeds on sale of convertible
           subordinated notes                         14,850,000                                   -
                                                     -------------                      -------------

         Net cash flows from financing activities     18,089,000                             (168,000)
                                                     -------------                      -------------

NET INCREASE IN CASH                                  15,297,000                            1,385,000

CASH - Beginning of Period                             6,272,000                              508,000
                                                     ---------------                   --------------

CASH - End of Period                               $  21,569,000                        $   1,893,000
                                                     =============                      =============

SUPPLEMENTAL DISCLOSURE
         Interest Paid                               $      17,000                      $      11,000
         Taxes Paid                                  $     280,000                      $      38,000



                              WESTOWER CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              May 31, 1998 and 1997
                                  ( Unaudited )

Note 1 - Basis of Presentation

The consolidated financial statements and notes thereto at May 31, 1998 and 1997 and for the three month periods ended May 31, 1998 and 1997 reflect the acquisition of Western Telecom Construction Ltd., an Alberta corporation and the acquisition of MJA Communications Corp., a Florida corporation. Both companies design, fabricate and construct wireless transmitting and receiving facilities and shelters for communications equipment. The Company issued 835,000 shares of its common stock for all the common shares of Western Telecom Construction Ltd. and 397,023 shares of its common stock for all of the common shares of MJA Communications Corp. Both acquisitions were structured as mergers and accounted for as pooling of interests. Accordingly, the consolidated financial statements and notes thereto at May 31, 1998 and 1997, and for three month periods ended May 31, 1997 and 1998 are presented as if the acquisition of Western Telecom Construction Ltd. and MJA Communications Corp. had occurred at the at the beginning of all periods presented.

The  notes  to  the  consolidated   financial  statements  do  not  present  all
disclosures required under generally accepted accounting principles, but instead, as permitted by the Securities and Exchange Commission regulations, presume that user of the interim financial statements have read or have access to the February 28, 1998 audited consolidated financial statements and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context. The financial information included herein reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results for interim periods. The results of operations for the three month periods ended May 31, 1997 and 1998 respectively are not necessarily indicative of the results to be expected for the full year. Note 2 - Inventory

Inventory is stated at the lower of cost and estimated net realizable value using the first-in, first-out method. Inventory consists of materials purchased for future construction not associated with specific jobs.

Note 3 - Common Stock

On October 15, 1997, the Company issued 1,200,000 shares of common stock and 1,380,000 warrants to purchase common stock in a public offering. The Company received proceeds, net of costs, of $7,524,585. During the three month ended May 31, 1998 , the Company received proceeds of $3,289,788 on the exercise of 365, 532 warrants.

No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or
solicitation is unlawful. Neither the delivery of this            1,380,000
Prospectus nor any sale made hereunder shall,                    Shares of
under any circumstance, create any implication                  Common Stock
 that there has been no change in the affairs of the Company since the date hereof or that the
                                  OFFERING PRICE

                                 $9.00 per share

                                    Westower
                                   Corporation

information herein is correct as of any time subsequent to the date hereof.

                                            TABLE OF CONTENTS
                                                 PAGE
Additional Information....................        2
Prospectus Summary........................        3
Risk Factors..............................        6
Use of Proceeds...........................       10
Dividend Policy...........................       11
Capitalization............................       12
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operation.................       13
Business                                         18    Prospectus
Management................................       22
Principal Shareholders....................       26
Certain Relationships
and Related Transactions                         27       September 21, 1998
Description of Securities.................       28
Shares Eligible For Future Sale...........       29
Legal Matters.............................       29
Experts...................................       29
Index to Financial Statements.............       30

 .........Until ____ ,  1998 (25 days from the
date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.